ANNUAL INFORMATION FORM

For the Year Ended December 31, 2012

(Dated March 28, 2013)

GOLD STANDARD VENTURES CORP.
Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	2
1.1	Effective Date of Information	2
1.2	Financial Statements and Management Discussion and Analysis	2
1.3	Currency	2
1.4	Metric and Imperial Conversions	2
ITEM 2:	CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3
ITEM 3:	GLOSSARY	5
3.1	Glossary of Terms	5
3.2	Glossary of Technical Terms	6
ITEM 4:	CORPORATE STRUCTURE	8
4.1	Name, Address and Incorporation	8
4.2	Intercorporate Relationships	8
ITEM 5:	GENERAL DEVELOPMENT OF THE BUSINESS	9
ITEM 6:	DESCRIPTION OF THE BUSINESS	17
6.1	General	17
ITEM 7:	MATERIAL MINERAL PROJECT	18
ITEM 8:	RISK FACTORS	29
ITEM 9:	DIVIDENDS	39
ITEM 10:	DESCRIPTION OF CAPITAL STRUCTURE	39
ITEM 11:	MARKET FOR SECURITIES	40
11.1	Trading Price and Volume	40
11.2	Prior Sales	41
ITEM 12:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	42
ITEM 13:	DIRECTORS AND OFFICERS	42
13.1	Name, Occupation and Security Holding	42
13.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	46
13.3	Conflicts of Interest	47
ITEM 14:	PROMOTER	47
ITEM 15:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	47
15.1	Legal Proceedings	47
15.2	Regulatory Actions	48
ITEM 16:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
ITEM 17:	TRANSFER AGENT AND REGISTRAR	50
ITEM 18:	MATERIAL CONTRACTS	50
ITEM 19:	INTEREST OF EXPERTS	50
19.1	Names of Experts	50
19.2	Interests of Experts	51
ITEM 20:	AUDIT COMMITTEE	51
ITEM 21:	ADDITIONAL INFORMATION	53

SCHEDULE “A” – Audit Committee Charter

ITEM 1:  PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms, in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2012, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s consolidated annual financial statements for the year ended December 31, 2012 (the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such period. The Financial Statements and MD&A are available on the SEDAR website at www.sedar.com under the Company’s profile.

1.3	Currency

All references to "$" or "dollars" in this AIF are to lawful currency of Canada unless otherwise expressly stated.    References to “US$” are to United States dollars.

1.4	Imperial and Metric Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By

Feet	Metres	0.305
Metres	Feet	3.281
Miles (“mi”)	Kilometers (“km”)	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ITEM 2:  CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this AIF and the documents incorporated by reference herein constitute forward-looking information or forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws and United States securities laws. Forward-looking statements include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will be taken”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements, including without limitation:

•	the Company's limited operating history;
•	the Company's history of losses and expectation of future losses;
•	uncertainty as to the Company's ability to continue as a going concern;
•	the lack of known mineral resources and reserves on the Company's mineral properties;
•	the Company's ability to obtain adequate financing for exploration and development;
•	the Company's ability to attract and retain qualified personnel;
•	foreign currency fluctuations;
•	uncertainty as to the Company's ability to maintain effective internal controls;
•	the involvement by some of the Company's directors and officers with other natural resource companies;
•	the uncertain nature of estimating mineral resources and reserves;
•	uncertainty surrounding the Company's ability to successfully develop its mineral properties;
•	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;
•	title defects to the Company's mineral properties;
•	the Company's ability to obtain all necessary permits and other approvals;
•	risks related to equipment shortages, access restrictions and inadequate infrastructure;
•	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;
•	fluctuations in the market price of gold and other metals;
•	intense competition in the mining industry; and
•	the Company's ability to comply with applicable regulatory requirements.

In making the forward-looking statements included in this AIF and the documents incorporated by reference herein, the Company has made various material assumptions, including, but not limited to:

•	the results of the Company’s current exploration programs on the Railroad Project will be consistent with current expectations;
•	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad Project are accurate in all material respects;
•	the sufficiency of the Company’s working capital surplus to fund continued exploration and operating expenses through 2013;
•	the price for gold and other precious metals will not fall significantly below current levels;
•	the Company will be able to secure additional financing to accelerate its exploration and, if warranted, development activities on the Railroad Project and meet future obligations;
•	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;
•	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;
•	the Company’s capital and operating costs will not increase significantly from current levels;

•	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
•	there will be no significant adverse changes in the Canada/U.S. currency exchange rate;
•	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and
•
the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Company’s properties and operations.

Other assumptions are discussed throughout this AIF and in the documents incorporated by reference herein.

Readers are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which the Company’s forward-looking statements are based.  Readers are also advised to carefully review and consider the risk factors identified in this AIF under Item 8 “RISK FACTORS” and in the documents incorporated by reference herein for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.  Readers are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF, including the documents incorporated by reference herein.

Although the Company believes that the assumptions on which the forward-looking statements are made are reasonable, based on the information available to the Company on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct.  The forward-looking statements contained in this AIF and the documents incorporated by reference herein are expressly qualified in their entirety by the foregoing cautionary statements and those made in our other filings with applicable securities regulators in Canada and the United States including, but not limited to, the MD&A. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this AIF.

Forward-looking statements speak only as of the date the statements are made.  The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

ITEM 3:  GLOSSARY

3.1           Glossary of Terms

“Arrangement” means the acquisition by the Company on July 13, 2010 of 100% of the issued and outstanding securities of JKR in exchange for like securities of the Company on a one for one basis.

“Arrangement Agreement” means the arrangement agreement dated May 26, 2010 between the Company and JKR pursuant to which the Arrangement was effected.

“BCBCA” means the Business Corporations Act (British Columbia), as amended from time to time.

“Board” means the board of directors of the Company.

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent of the Company.

“Common Shares” means common shares without par value in the capital stock of the Company.

“Camp Douglas Project” means the early stage gold exploration prospect comprising 277 unpatented mineral claims and 80 acres of fee surface and fee mineral lands totaling approximately 5,026 net acres in the Walker Lane Trend of Mineral County, Nevada as more particularly described in Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Camp Douglas Project, Mineral County, Nevada”.

“CVN Project” means the early stage gold exploration prospect covering approximately 17,404 net acres of located claims in Elko and Eureka Counties, Nevada, U.S. as more particularly described in Items 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – CVN Project, Eureka County, Nevada”.

“GSV US” means Gold Standard Ventures (US) Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding all of the Company’s interest in the Railroad Project, the South Railroad Project and the Camp Douglas Project.

“IFRS” means International Financial Reporting Standards.

“JKR” means JKR Gold Resources Inc., a wholly owned subsidiary of the Company incorporated under the BCBCA.

“JKR US” means JKR Gold Resources USA Inc., a wholly owned subsidiary of JKR incorporated pursuant to the laws of Nevada and holding all of the Company’s interest in the CVN Project.

“JMD” means JMD Exploration Corp., a wholly owned subsidiary of JKR incorporated under the BCBCA.

“NI 43-101” means National Instrument 43-101 Standards of Disclosure of Mineral Projects adopted by the Canadian Securities Administrators.

“NYSE-MKT” means the NYSE-MKT LLC, a wholly-owned subsidiary of NYSE Euronext.

“Railroad Project” means the prospective gold target comprising approximately 16,748 net acres of fee mineral rights and located claims situated in the prolific Carlin Trend of north-central Nevada, U.S.A. and the Company’s material mineral project as more particularly described under Items 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Railroad Project, Elko County, Nevada and 7 “MATERIAL MINERAL PROJECT – Railroad Project, Elko County, Nevada”.

“Railroad Report” means the technical report dated May 29, 2012 on the Railroad Project titled “Technical Report on the Railroad Project Elko County, Nevada USA” prepared by David R. Shaddrick, M.Sc., CPG, P.Geo in compliance with NI 43-101.

“SEC” means the United States Securities and Exchange Commission.

“SEDAR” means the System for Electronic Document Analysis and Retrieval as located on the Internet at www.sedar.com.

“South Railroad Project” means the prospective gold target encompassing approximately 5,563 net acres of fee mineral rights and located claims adjacent and to the south of the Railroad Project in Elko County, Nevada. U.S.A. as more particularly described in Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – South Railroad Project, Elko County, Nevada”.

“TSXV” means the TSX Venture Exchange.

In this AIF, other words and phrases that are capitalized have the meaning assigned in this AIF.

Words importing the masculine shall be interpreted to include the feminine or neuter and the singular to include the plural and vice versa where the context so requires.

3.2	Glossary of Technical Terms

The following is a glossary of certain geological and technical terms used in this AIF.

Ag - silver.

anticline - a flexure or fold in a rock formation that takes the form of an arch.

Anomaly - any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Assay - in economic geology, to analyze the proportions of metal in a rock or overburden sample; to test an ore or mineral for composition, purity, weight or other properties of commercial interest.

Au - gold.

breccia - a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix; it differs from conglomerate in that the fragments have sharp edges and unworn corners. Breccia may originate as a result of talus accumulation, explosive igneous processes, collapse of rock material, or faulting.

carbonates - a sedimentary rock composed of carbonate minerals, including limestone (CaCO3) and dolomite (CaMg(CO3)2)

clastic - A sedimentary rock (such as shale, siltstone, sandstone or conglomerate) or sediment (such as mud, silt, sand, or pebbles) composed of fragments (clasts) of pre-existing rock or fossils.

conglomerate - rock comprising pieces of other rocks: coarse-grained sedimentary rock containing fragments of other rock larger than 2 mm (0.08 in.) in diameter, held together with another material such as clay.

CSAMT survey – controlled source, audio-frequency, magnetotelluric survey.

Cu - copper.

dip - the angle at which a stratum is inclined from the horizontal.

EM - electromagnetic geophysical survey.

geochemical - pertaining to various chemical aspects (e.g. concentration, associations of elements) of natural media such as rock, soil and water.
geophysical survey - the exploration of an area by exploiting differences in physical properties of different rock types. Geophysical methods include seismic, magnetic, gravity, induced polarization and other techniques.

grade - the amount of valuable metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals, as percent (%) for copper, lead, zinc and nickel.

Gravity Depth - a measurement of gravity below the surface.

host - a rock or mineral that is older than rocks or minerals introduced into it.

hydrothermal - relative to the circulation of hot water within Earth's crust.

intrusive - an igneous rock body that crystallized from a magma slowly cooling below the surface of the Earth.

jasperoids - a rare, peculiar type of hydrothermal metasomatic alteration and occurs in two main forms; sulfidic jasperoids and hematitic jasperoids. True jasperoids are different from jaspillite, which is a form of metamorphosed chemical sedimentary rock, and from jasper which is a chemical sediment.

limestone - a sedimentary rock composed mainly of calcite (CaCO3) often deposited as a by-product of biological activity in the ocean.

metamorphic rocks - rocks which have undergone a change in texture or mineral composition as the result of exposure to heat and/or pressure.

metasomatic - the chemical alteration of a rock by hydrothermal and other fluids.

outcrop - an exposure of bedrock at the surface.

plutonic - refers to rocks of igneous origin that have come from depth and cooled slowly below the surface of the earth.

porphyry - any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

ppb - parts per billion.

ppm - parts per million, numerically equivalent to grams per long tonne.

pyrite - a common iron sulfide mineral (FeS2) with a brassy metallic luster.

sedimentary rocks - secondary rocks formed from material derived from other rocks mainly deposited under water. Examples are limestone, shale and sandstone.

silica - a combination of silicon dioxide (SiO2); quartz.

silicification - the introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

silts - a fine soil particle with sizes that range between 0.075mm and 0.002mm.

skarn - name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

st – short ton.

sulphide - a group of minerals in which one or more metals are found in combination with sulphur.

ITEM 4:  CORPORATE STRUCTURE

4.1           Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) under the name “TCH Minerals Inc.”.  The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004.  On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”.  On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C.  V6C 1B4, telephone: (604) 687 – 2766, fax (604) 687 – 3567.

4.2           Inter-corporate Relationships

Currently, the Company has four wholly-owned subsidiaries: JKR, JKR US, JMD and GSV US, which it acquired as a result of the Arrangement. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History”.

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JKR USA and JMD. JKR US is a private company incorporated in Nevada and holds the Company’s interest in the CVN Project. JMD is a private company incorporated in British Columbia and holds all of the shares of GSV US. GSV US is a private company incorporated in Nevada and holds the Company’s interest in the Railroad Project, the South Railroad Project and the Camp Douglas Project.

The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries as of March 28, 2013.

(1)
Other than holding the shares of GSV US, JMD does not carry on any active business. In order to simplify its corporate structure and reduce ongoing administrative and accounting expenses, the Company intends to wind-up this subsidiary and transfer the shares of GSV US to JKR.

ITEM 5:  GENERAL DEVELOPMENT OF THE BUSINESS

Gold Standard is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States.

The Company's flagship property is the Railroad Project located in Elko County, Nevada.  The Railroad Project is a prospective gold exploration target comprising approximately 16,748 acres (26.2 square miles) within the Carlin Trend of north-central Nevada. The Company currently owns or controls close to 100% of the material claims and fee lands comprising the Railroad Project. Work programs at the Railroad Project conducted by the Company over the past two years have been focused on utilizing model-driven exploration techniques to explore for Carlin-style gold mineralization. This work has confirmed the presence of a significant mineral system as well as the identification of a new mineralized zone in the North Bullion Target. The Company's primary objective at the Railroad Project is to continue to aggressively explore the area with the goal of delineating a NI 43-101 compliant resource and establishing reserves thereon.

In addition to the Railroad Project, the Company holds or controls a 100% undivided interest in the CVN and Camp Douglas Projects and varying percentage interests in the strategic South Railroad Project, all of which are early stage gold, silver and/or copper exploration projects located in Nevada. As of the date of this AIF, the Company does not consider any of these projects to be material mineral properties for the purposes of NI 43-101.

Three Year History

Arrangement

On July 13, 2010, as part of a corporate restructuring, the Company completed a plan of arrangement with JKR pursuant to which the Company acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the former shareholders of JKR. At the time, JKR held or controlled, indirectly through GSV US and JKR US and subject to underlying royalties, close to 100% of the then Railroad Project and an option to acquire a 100% interest in the CVN Project as more particularly described under “Mineral Properties” below.

The Company acquired a total of 24,784,571 common shares in the capital stock of JKR from the shareholders of JKR in consideration for a total of 24,784,571 Common Shares of the Company.

The Company also exchanged 1,410,000 special warrants of JKR (the “JKR Special Warrants”) into 1,410,000 Common Shares of the Company and 1,410,000 warrants, each warrant entitling the holder to purchase an additional Common Share of the Company at a price of $1.00 until July 13, 2012. The JKR Special Warrants were originally issued by JKR, by way of brokered private placement on March 17, 2010. A total of 98,700 agent’s warrants issued to JKR’s agent in connection with such brokered private placement were also exchanged into 98,700 agent’s warrants of the Company pursuant to the Arrangement, each agent’s warrant entitling the holder to purchase one Common Share of the Company at a price of $0.65 until March 16, 2012. All of such warrants and agent’s warrants were subsequently exercised by the holders thereof for gross proceeds of approximately $1,474,155. See Item 11.2 “MARKET FOR SECURITIES - Prior Sales”. See also the joint information circular of the Company and JKR dated May 28, 2010 for a detailed discussion of the Arrangement, a copy of which is available for review on SEDAR at www.sedar.com.

Recent Financings

Between April 2010 and July 2010, the Company completed a non-brokered private placement of 5,564,176 unit subscription receipts (“Subscription Receipts”) at a price of $0.65 per receipt for gross proceeds of $3,616,714. Each Subscription Receipt was automatically exchanged, without payment of additional consideration, into one Common Share and one warrant (each a “SR Warrant”) to purchase an additional Common Share upon completion of the Arrangement.  Each SR Warrant entitled the holder to purchase an additional Common Share at a price of $1.00 on or before July 13, 2012. A cash commission of $193,120.06 and non-transferable agent’s warrants to purchase up to 265,730 Common Shares on the same terms as the SR Warrants were issued to certain registered dealers in connection with this financing.  All of such SR Warrants and agent’s warrants were subsequently exercised by the holders thereof for gross proceeds of approximately $5,829,906.  See Item 11.2 “MARKET FOR SECURITIES - Prior Sales”.

In September 2010 the Company completed a non-brokered private placement of 7,809,493 units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $5,076,170. Each Unit consisted of one Common Share and one warrant to purchase an additional Common Share at a price of $1.00 for a period of 24 months. A cash commission of $333,281 and non-transferable agent’s warrants to purchase up to 405,725 Common Shares at a price of $0.65 per share for a period of two years from the closing date of the financing were issued to certain registered dealers and other finders in connection with this financing.  All of such warrants and agent’s warrants were subsequently exercised by the holders thereof for gross proceeds of approximately $8,073,214.  See Item 11.2 “MARKET FOR SECURITIES - Prior Sales”.

In March, 2011, the Company completed a non-brokered private placement of 12,578,947 Common Shares at a price of $0.95 per share for an aggregate purchase price of $11,950,000.  The primary purchaser was FCMI Parent Co.  See Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” in this AIF.  The Company also paid financial advisory fees of $836,500 and issued 880,526 non-transferable warrants to a financial advisory firm in connection with this private placement, each warrant entitling the holder thereof to purchase one Common Share of the Company at a price of $0.95 for a period of two years. 100,000 of such warrants were subsequently exercised by the holders thereof for gross proceeds of approximately $95,000. The balance of these warrants expired unexercised on March 3, 2013.  See Item 11.2 “MARKET FOR SECURITIES - Prior Sales”.

On June 27, 2012, the Company completed a short form prospectus offering in Canada and the United States of 10,000,000 Common Shares at a price of US$2.00 per share for gross proceeds of US$20,000,000. Dahlman Rose & Company, LLC acted as book-running manager and representative of a syndicate of underwriters that included Casimir Capital Ltd. and TD Securities Inc. acting as co-lead managers and Macquarie Capital Markets Canada Ltd. acting as co-manager (collectively, the “Underwriters”). An underwriting fee of 6.0% or US$1,200,000 was paid to the Underwriters by the Company in connection with the offering.

U.S. Registration

With a view to broadening its shareholder base in the United States, the Company filed a 20-F registration statement with the SEC and effective September 26, 2011 became a United States reporting issuer. The registration statement registers the Company’s Common Shares under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and requires the Company to file disclosure reports with the SEC to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Listing on the NYSE MKT

Effective June 12, 2012, the Common Shares began trading on the NYSE-MKT under the symbol “GSV”.

Mineral Properties

The Company’s exploration properties consist of the Railroad and South Railroad Projects in Elko County, Nevada, the CVN Project in Eureka County, Nevada and the Camp Douglas Project in Mineral County, Nevada.

Railroad Project, Elko County, Nevada

The Company owns or controls, indirectly through GSV US and subject to underlying royalties, close to 100% of the material claims and fee lands comprising the Railroad Project, a prospective gold target located in the Carlin Trend straddling the Piñon Range 29 miles west of Elko, Nevada. The Railroad Project is comprised of approximately 679 unpatented lode mining claims and 28 patented lode mining claims covering an estimated area of 16,748 acres (26.2 square miles). Also, included in the Railroad Project is majority interest in certain private surface and mineral property rights held via various lease contracts. See ITEM 7 “MATERIAL MINERAL PROJECT – Railroad Project, Elko County, Nevada” below.
JKR initially acquired control of the Railroad Project on an arm’s length basis in November, 2009 indirectly through the acquisition of 100% of the issued and outstanding shares of JMD (the “JMD Shares”), which company, through its wholly-owned subsidiary GSV US, was the registered and beneficial owner of the Railroad Project. At that time, the Railroad Project was comprised of 480 unpatented lode mining claims and 25 patented lode claims covering approximately 9,064 acres (14.2 square miles). By share exchange agreements dated November 19 and 26, 2009 (the “JMD Agreements”) JKR issued a total of 650,000 common shares in the capital stock of JKR at a deemed price of $0.50 per share in exchange for the JMD Shares. Such JKR shares were subsequently exchanged, on a one for one basis, for a total of 650,000 Common Shares of the Company pursuant to the Arrangement.

JKR also made cash payments totalling US$2,965,000 and an interest payment of CDN$90,109 to various arm’s length parties in satisfaction of outstanding indebtedness incurred by JMD in connection with its original acquisition of the Railroad Project.

Subsequent to completion of the Arrangement, the Company has increased the total area of the Railroad Project by 7,684 acres to approximately 16,748 fee mineral and located mineral acres and acquired control over an additional 199 unpatented lode mining claims (679 claims – 480 claims) including, but not limited to, the Newmont Lease described under the heading “Minerals Lease and Agreement with Newmont Mining Corporation” below.  See also “Additional 2012 Railroad Leases” below.

The Railroad Project is subject to production royalties with various buy down provisions including a 2% net smelter return royalty over the entire Project and an additional 1 ½% mineral production royalty over a portion of the claims known as the Selco group. There is also a 5% net smelter returns royalty to the owners of the undivided private mineral interests In addition, certain portions of the Railroad Project are subject to underlying annual lease payments which totalled approximately US$164,719 in 2012, escalating to US$241,567 in 2018 and thereafter.

Minerals Lease and Agreement with Newmont Mining Corporation

On April 5, 2011, the Company entered into a “Minerals Lease and Agreement” to lease four sections of land totalling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation (“Newmont”). Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR). The Newmont Lease lies between the Rain mining district to the north and the Railroad district controlled by the Company.  The Company’s North Bullion fault target is immediately south and east of the east flank of the Newmont Lease.  See Item 7 “MATERIAL MINERAL PROJECT – Railroad Project, Elko County, Nevada” below.  This acquisition allows the Company to expand its assessment of this target to the west and potentially develop new targets. Under the terms of the Newmont Lease, the Company is subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years with a minimum of $100,000 in year two (the first year was free of spending commitments). The Company has incorporated this area in a detailed structural mapping program of the district. Approximately two thirds of the Railroad Project has been mapped at a 1:6000 (1inch=500feet) scale including a portion of the Newmont Lease. Geological mapping is in progress at several scales including 1:6000 (1 inch=500feet) and 1:2400 (1inch =200feet) as is necessary to better define drill target opportunities.  The 1:6000 scale mapping is expected to be completed for the entire Railroad Project area in 2013.

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totalling 150% of the Company’s expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to the Company in exchange for a royalty deed conveying a 3% net smelter return royalty on the claims and a 1% net smelter return royalty on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% net smelter return royalty. If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of the Company’s expenditures.  Upon completion of the second back-in right, the Company will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to the Company.

Additional 2012 Railroad Leases

In October 2012, the Company entered into a letter of intent to lease a 100% interest in certain patented mining claims located in Elko County, Nevada for a primary period of 10 years. The Company paid US$15,000 upon execution of the lease and is required to make annual lease payments of US$15,000 in year two and increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production, subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for further extension thereafter. If the Company exercises the purchase option, all previous lease payments will be credited against future NSR payments.

In December 2012, the Company entered into a second letter of intent to lease a 100% interest in certain additional patented mining claims acres located in Elko County, Nevada for a primary period of 10 years. The Company paid US$20,000 upon execution of the lease and is required to make annual lease payments of US$20,000 in year two and increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production, subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company also has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for further extension thereafter. If the Company exercises the purchase option, all previous lease payments will be credited against future NSR payments.

South Railroad Project, Elko County, Nevada

Commencing in late 2011 and during the first half of 2012, the Company entered into a series of mining leases and surface access and use agreements with various land holders (the “South Railroad Leases”) encompassing approximately 3,283 net mineral acres of land in Elko County, Nevada adjacent to and south of the Railroad Project (collectively the “South Railroad Project”).

Each of the South Railroad Leases is substantially the same and grants the Company the exclusive right to explore, mine and develop varying percentage holdings in portions of the South Railroad Project for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each South Railroad Lease is subject to a small upfront payment and annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$135,757 has been paid to December 31, 2012. The South Railroad Leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

The South Railroad Leases constitute a strategic acquisition for the purpose of developing new target opportunities for the Company and grant the Company control of approximately 4,467 acres of fee surface rights, 200 acres of located minerals and 3,083 acres of fee mineral rights in the Pinon Mining District (immediately south of the Railroad Mining District in Elko County, Nevada, U.S.A.) including approximately 50% fee minerals on 640 acres of the historic South Bullion and Trout Creek gold deposits in Section 27.  See “Pinon Deposit – Historical Estimates” below. The remaining interests in these lands are held by third parties including Manhattan Mining Company on behalf of Royal Standard Minerals, Inc.

On or about November 9, 2012, the Company entered into a lease with option to purchase (the “Pereira Lease”) with Pereira Family, LLC (“Pereira”) granting the Company exclusive right to explore, mine and develop varying percentage holdings in approximately 21,296 net mineral acres within the Pinon District, Nevada, of which approximately 2,280 net mineral acres of land is both within and contiguous to the south of the Company’s Railroad Project in Elko County, Nevada. The Company also secured the surface and water rights on 4,467 net surface acres, through a third party, within the Railroad and Pinon Districts critical to future exploration and development.

The Pereira Lease is for an initial term of 12 years and is subject to an initial cash payment of US$1,000,000 (paid), of which 70% is creditable against the Purchase Option (as hereinafter defined), and annual lease payments of US$175,000 per year, subject to yearly increases of 5%. The Pereira Lease is also subject to annual exploration expenditures of US$500,000 in the first year, US$750,000 in the second year and US$1,000,000 in each year thereafter until commercial mining commences on the property. Provided that it is not in default, the Company shall have the right to extend the Pereira Lease for a further term of 10 years (the “Additional Term”) upon payment to Pereira of an extension fee of US$1,000,000 and annual lease payments of US$500,000 during each year of the Additional Term, subject to yearly increases of 5%.  The Pereira Lease is also subject to a production royalty (the “Pereira Royalty”) equal to 5% net smelter returns (“NRS”) in favour of Pereira, subject to the Company’s right to buy-down up to 3% of the 5% NSR for a cash payment equal to US$3,500,000 during years 1 to 6 of the Pereira Lease and US$7,000,000 during years 7 to 12 of the Pereira Lease. Prior to commencement of commercial production and provided that it is not in default, the Company shall have the right and option to purchase the property (the “Purchase Option”) from Pereira for a purchase price of US$25,000,000, subject to a remaining 2% NRS in favour of Pereira. If the Company exercises the Purchase Option, 70% of all annual cash lease payments previously paid to Pereira by the Company shall be credited against the Pereira Royalty. The Company has the right to terminate the Pereira Lease, at any time after the third anniversary, upon payment to Pereira of a cash amount equal to the following two years’ lease payments.

The Pereira Lease, when combined with the South Railroad Leases, grants the Company control over approximately 5,563 net mineral acres of land (3,283 + 2,280 net mineral acres) within strategic sections located throughout the Railroad and Pinon Districts. The Company’s research estimates that the Pereira Lease, together with the South Railroad Leases, now gives the Company control of approximately 51% of Pinon section 27 which contains the bulk of the historic Pinon Deposit.

Pinon Deposit – Historical Estimates

Considerable geologic and exploration data exists in recognized peer-reviewed publications for the historic South Bullion and Trout Creek gold deposits known as the Pinon Deposit.

For the Trout Creek Deposit, a paper titled “Geology of the Trout Creek Disseminated Gold Deposit, Elko Co. Nevada” authored by Phillip Jackson and Joseph Ruetz and published in Geology and Ore Deposits of the Great Basin (GSN, 1991. pp.729-734) states that “preliminary geologic reserves are estimated at 150,000 contained ounces of gold and mineralization is open-ended.  Gold and silver ratio is about 1:8.” Another paper from the same volume titled “Geology and Mineralization at the South Bullion Deposit, Pinion Range, Elko Co., Nevada: Implications for Western United States Cenozoic Tectonics” authored by Borden Putnam and Edmund Henriques (pp.713-728) states that “Newmont Exploration Ltd has identified a drill inferred geologic resource exceeding 20 million tons at an average grade of 0.026 oz/st Au, based on 0.01oz/st cutoff, 20 foot minimum bench, and a density of 13 cubic feet per short ton, for a total of 520,000 contained ounces.”

Another report completed by DeMatties and Munroe, Geological-Geophysical Consultants for Royal Standard Minerals Inc. provided the following information from an in-house report dated January 20, 2003:  In 1995 Cyprus completed an in-house manual and computer generated mineral resource evaluation of the entire Pinion deposit which includes the North Pod, the Main zone and South Bullion.  It is based on 314 holes at 30 to 200 ft centers, a 1.5:1 waste to ore strip, a 0.01 ozAu/st cutoff, and a tonnage factor of 12.5. Proven, possible, and possible categories were determined by areas of influence around drill holes of 0 to 50 feet, 50 to 100 feet, and 100 to 200 feet, respectively.  Based on these parameters, Cyprus calculated a total resource of 30.6 million tons grading 0.026 oz Au/st.  Of this total 30.6 million tons, 11.7 million tons are proven, and 6.89 million tons are probable for a total indicated proven and probable resource of 18.59 million tons at 0.026 oz Au/st.

The Company cautions that these historic resource estimates were derived from data assembled prior to the introduction of NI 43-101 and that, to its knowledge, a “qualified person” has not completed sufficient work to classify the historical estimates as mineral resources or reserves under NI 43-101 and the available data may not meet the standards required to support such a classification. Accordingly, these historical estimates should not be relied upon and the Company is disclosing same, not as current mineral resources , but as a guide to future exploration and an indication of the potential mineralization contained in the South Railroad Project.  See Item 8 “RISK FACTORS – The Company’s mineral projects have no known mineral resources or reserves”.

Based on historical data, the Pinon Deposit appears to represent the upper, exposed portion of a wide west-northwesterly-trending prospective fault zone. Permissive rock units are obscured by, and appear to underlie, a package of largely non-permissive, capping slide-blocks obscuring the target opportunity.  West-northwest structural zones provide some of the better target opportunities on the Carlin Trend, including Newmont Mining Corporation’s productive Rain Fault about five miles to the north. The Company cautions that the existence of gold deposits on adjacent and/or neighbouring properties is not necessarily indicative of the gold mineralization on the Camp Douglas Project.

Due to the separate ownership interests in the Pinon Deposit, future exploration and development will necessitate the joint agreement of the various owners.

CVN Project, Eureka County, Nevada

The Company controls, indirectly through JKR US and subject to underlying royalties, a 100% interest in the CVN Project, an early stage exploration gold prospect covering approximately 17,404 net acres of located claims in Elko and Eureka Counties, Nevada.

The Company acquired the majority of the CVN Project from Aurelio Resources Corporation (“Aurelio”) pursuant an option to purchase agreement dated effective August 31, 2009 in consideration for US$216,657 cash (paid), 600,000 common shares of the Company (issued) and a work commitment of US$1,500,000 (completed).

The CVN Project was initially comprised of four mining leases (collectively the “CVN Leases”) covering a total of 274 unpatented mining claims situated in Elko and Eureka Counties, Nevada, subject to a 1% net smelter return royalty in favour of Aurelio and certain underlying royalties to the holders of the CVN Leases as described below.

The following is a summary of the underlying lease and royalty payments due to the holders of the CVN Leases:

CVN Leases	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 between David Mathewson (1), as lessor, and Aurelio, as lessee (the “Mathewson Lease”) with respect to 172 unpatented mining claims located in Eureka County, Nevada

US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period.

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining lease dated November 30, 2006 between WFW Resources, LLC, as lessor, and Aurelio, as lessee (the “WFW Lease”) with respect to 44 unpatented lode mining claims situated in Eureka County, Nevada
Until production is achieved, $6,000 in year 1, US$12,500 in years 2 to 6, US$17,500 in years 7 to 11 plus adjustments for consumer price index (CPI) for year 11 thereafter.
Lessee has option to buy out all claims under WFW Lease for US$20,000 per claim at any time during term of lease, subject to underlying royalty to lessor.

3% NRS, provided that lessee may purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$1,500,000 and US$7,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between David Mathewson (1), as lessor, and Aurelio, as lessee (the “KM/RC Lease”) with respect to 91 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee (the “KM/IC Lease”) with respect to 88 unpatented lode mining claims situated in Elko County, Nevada

Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NRS, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

(1)
Mr. Mathewson was appointed Vice-President, Exploration of JKR on September 1, 2009, following JKR’s acquisition of the CVN option from Aurelio on August 31, 2009. Mr. Mathewson subsequently became a director and Vice-President, Exploration of the Company in conjunction with the completion of the Arrangement.  See Items 13 “DIRECTORS AND OFFICERS” and 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below.

(2)	KM Exploration Ltd. is beneficially owned by Mr. Mathewson. See Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”.

Lease payments associated with the CVN Leases are as follows:

CVN Lease	Mathewson	WFW	KM/RC	KM/IC	Total
Anniversary Date	August 25, 2008	November 30, 2006	August 25, 2008	August 25, 2008

2009	US$35,000	US$12,500	US$25,000	US$25,000	US$97,500	(paid)
2010	US$40,000	US$12,500	US$30,000	US$30,000	US$112,500	(paid)
2011	US$45,000	US$12,500	US$35,000	US$35,000	US$127,500	(paid)
2012	US$50,000	US$17,500	US$40,000	US$40,000	US$147,500	(paid)
2013	US$55,000	US$17,500	US$45,000	US$45,000	US$162,500
2014	US$60,000	US$17,500	US$50,000	US$50,000	US$177,500
Onward	US$60,000	US$17,500	US$50,000	US$50,000	US$177,500

In August 2011, the Company entered into two additional mine lease agreements to acquire a 100% undivided interest in certain claims adjacent to or in close proximity of the CVN Leases for a lease term of 10 years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(paid)
2012	20,000	(paid)
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease includes an option to purchase the underlying claims prior to commencement of any mining activities for US$1.5 million and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The annual lease payments are due on the anniversary date of each lease agreement in order to keep the exploration rights in good standing.

In April 2012, the Company entered into a surface use agreement covering approximately 552 acres of the CVN Project with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

In July 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain unpatented mining claims for a period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 in year two increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$2,000,000 and must purchase the property prior to commencing production, subject to a 3% NSR with a buy-down option of 1% for US$1,000,000 in year five and a further 1% for US$2,000,000 in year eight. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$60,000 increasing to US$100,000.

Four large target areas are present on the CVN Project. From north to south these targets include Safford, dominantly a silver target, Iron Blossom, which appears to be a copper-gold opportunity, Crescent Valley North, which is a bonanza gold and silver target opportunity and Robinson, which is a gold target opportunity.

During 2012, the Company’s work on the CVN Project consisted primarily of target assessment including mapping and geological and geochemical studies and assessment. The Company also completed a preliminary three hole RC drill program totaling approximately 7,600 feet to test the structural zone at Robinson, approximately 6 miles south of the Railroad Project. Evaluation of the assay results and a decision regarding target characteristics and further target synthesis, if any, remain pending.

Excluding claim maintenance fees, property acquisition costs and lease payments, as of December 31, 2012, the Company has incurred approximately $1,610,734 (December 31, 2011 - $898,559) in exploration expenses on the CVN Project.

Camp Douglas Project, Mineral County, Nevada

Effective August 1, 2010, the Company, indirectly through GSV US, entered into a mining lease and option to purchase agreement (the “Diversified Lease”) with Diversified Inholdings, LLC, a Nevada company (“Diversified”), to acquire, subject to a 4% net smelter return royalty (the “Diversified Royalty”), the exclusive right and option (the “Diversified Option”) to purchase a 100% undivided interest in the Camp Douglas Project comprised of 177 unpatented mineral claims and 80 acres of fee lands comprising approximately 3,329 acres in the Walker Lane Trend in Mineral County, Nevada (the “Camp Douglas Project”).

The Diversified Lease is for an initial term of 20 years commencing August 1, 2010 and expiring August 1, 2030, subject to the Company’s right to extend the initial term for additional one year periods provided that the Company is in good standing with respect to, inter alia, its annual lease payments and work commitments. The Diversified Lease is subject to annual escalating lease payments of US$45,000 on August 1, 2010 (paid) increasing annually to US$100,000 on August 1, 2017 and every year thereafter (subject to further annual increases based on the U.S. Consumer Price Index) and annual escalating minimum work expenditures of US$25,000 in year 1 and increasing annually to US$200,000 in year 8 and every year thereafter (subject to further annual increases based on the US Consumer Price Index).  The Company is also responsible for payment of all federal BLM claim maintenance fees, state and county recording fees and taxes to maintain the Camp Douglas Project in good standing during the term of the Diversified Lease. The Company must also complete a technical report on the Camp Douglas Project in compliance with NI 43-101 on or before the 4th anniversary of the Diversified Lease.  At such time as the Company commits to commence development of a mine or mining on the Camp Douglas Project and completes a positive feasibility study therefor, the Company shall be entitled to exercise the Diversified Option and purchase, subject to the Diversified Royalty, a 100% undivided interest in the Camp Douglas Project for a cash payment of US$100,000. Upon exercise of the Diversified Option, the cumulative annual cash lease payments paid by the Company to Diversified during the term of the Diversified Lease shall be credited against the Diversified Royalty.

The Company may terminate the Diversified Lease at any time upon 3 months advance written notice to Diversified provided that if the Company elects to terminates the Diversified Lease less than 3 months prior to the deadline for performance of annual assessment work or payment of annual maintenance fees for the upcoming assessment year, the Company will be responsible for the performance and/or payment of such annual assessment work or fees for such upcoming assessment year.

In the event of default or failure by the Company to comply with any terms or conditions of the Diversified Lease, Diversified shall have the right to terminate the Diversified Lease for (1) the failure to make a cash payment when due if the Company does not remedy such failure within 15 days following receipt of notice of default from Diversified and (2) a non-monetary default if the Company fails to remedy such default within 30 days following receipt of notice of default from Diversified.

Pursuant to the First Amendment of the Diversified Lease, the Company has acquired control over an additional 100 unpatented mineral claims covering approximately 1,697 net acres increasing the overall size of the Camp Douglas Project to 277 unpatented mineral claims and 80 acres of fee land encompassing a total of 5,026 acres.

A 30 hole notice of intent has been approved by the Bureau of Land Management and a reclamation bond posted by the Company for the Camp Douglas Project. During 2012, the Company completed an initial 12 core hole drill program totalling approximately 9,953 feet to evaluate multiple targets delineated from, inter alia, the Company’s analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey.

Highlights from the drill program include:

•	ECD12-001:
30 feet of 0.029 ozAu/st (9.1 meters of 1.01 gAu/T) at the surface (0 feet to 30 feet) and 539.5 feet to 562 feet = 22.5 feet of 0.167 ozAu/st (6.9 meters of 5.72 gAu/T) including the best individual sample, 539.5 feet to 543.5 feet = 4 feet of 0.25 ozAu/st (1.2 meters of 8.7 gAu/T). The lower intercept is in a zone of continuous mineralization marred by no-recovery intervals.  Neglecting the no-recovery intervals, the intercept could be approximately 100 feet of 0.052 ozAu/st (30 meters of 1.78 gAu/T).

•	ECD12-003:
Long lower-grade intercepts:  375 feet to 425 feet = 50 feet of 0.021 ozAu/st (15.2 meters of 0.73 gAu/T) and 470 feet to 510 feet = 40 feet of 0.013 ozAu/st (12.2 meters of 0.46 gAu/T).  These are part of a longer interval 315 feet to 515 feet (200 feet (61 meters)) where every sample has anomalous gold.

•	ECD12-012:
Drilled to follow up the results of ECD12-003.  155 feet to 175 feet = 20 feet of 0.058 orAu/st (6.1 meters of 2.00 gAu/T), and 190 feet to 205 feet = 15 feet of 0.042 ozAu/st (4.6 meters of 1.44 gAu/T). These are part of a longer interval 150 feet to 220 feet (70 feet (21.3 meters)) where every sample has anomalous gold.

•	ECD12-004:
Has many short intervals of moderate grade, but the real interest here is the lengthy interval of anomalous gold: 375 feet (114 meters) through the silica-clay lithocap with nearly continuous anomalous gold.

Although the balance of the drill program was completed in the third quarter of 2012, logging and assaying of the holes was delayed due to the Company’s focus on the Railroad Project. Final assays are in the process of being reviewed and evaluated by the Company for future decision making purposes.

The Company is exploring for bonanza-style, bulk-mineable, gold-silver deposits on the Camp Douglas Project similar to several other current and former bonanza-style, bulk-mineable, gold-silver districts in Nevada.  The presence of gold deposits on adjacent and/or nearby properties is not necessarily indicative of the mineralization on the Camp Douglas Project.

The cost of the initial drill program was approximately $2,425,824, of which approximately $1,600,491 was direct drilling cost.  The balance of the expenditures consisted of, among other things, geological, sampling and processing costs, consulting fees, data analysis and equipment charges.

Significant Acquisitions and Dispositions

Except as disclosed herein, no significant acquisitions have been completed by the Company since the commencement of its financial year ended December 31, 2012 for which disclosure is required under Part 8 Business Acquisition Report of National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Administrators.

ITEM 6:  DESCRIPTION OF THE BUSINESS

6.1           General

Summary

The Company is a mineral exploration company engaged, indirectly through its subsidiaries, in the acquisition and exploration of mineral properties in Nevada, U.S.A. The Company is in the exploration stage as none of its properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors. See ITEM 13 “DIRECTORS AND OFFICERS”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital.  See ITEM 8 “RISK FACTORS – The Company’s competition is intense in all phases of its business” below.

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standard, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties.  The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process.  Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, Nevada.

As of March 28, 2013, the Company engaged the full time services of 6 geologists, 1 office administrator, and 1 corporate lawyer based in the Company’s Nevada office (December 31, 2012- 6 geologists, 1 office administrator, and 1 corporate lawyer) and 6 people at its Vancouver head office (December 31, 2012 – 5 persons). As operations require, the Company also retains geologists, engineers, and other consultants on a short term or per diem basis in Vancouver and Nevada and in the field at its various mineral projects. Save and except as disclosed elsewhere in this AIF, the Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

All of the Company’s mineral properties are located in Nevada and the Company maintains a branch office in Elko County, Nevada.

Reorganizations

On July 13, 2010, the Company completed the Arrangement with JKR pursuant to which the Company acquired, on a one for one basis, all of the issued and outstanding securities of JKR for like securities of the Company resulting in a reverse takeover of the Company by the shareholders of JKR.  See ITEM 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History - Arrangement” above.

ITEM 7:  MATERIAL MINERAL PROJECT

The Company’s material mineral project is the Railroad Project located in Elko County, Nevada.

Railroad Project, Elko County, Nevada

The following summary regarding the Railroad Project has been extracted from the Railroad Report dated May 29, 2012 titled "Technical Report on the Railroad Project Elko County, Nevada, USA” prepared by David R. Shaddrick, M.Sc., CPG, P.Geo. in compliance with NI 43-101. The detailed disclosure contained in the Railroad Report is incorporated by reference into this AIF. Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Railroad Report. A full copy of the Railroad Report is available for review on SEDAR at www.sedar.com.

Gold Standard Ventures’ Railroad Project is an ongoing, aggressive exploration program executing the recommendations and budget contained in a technical report with an effective date of February 15, 2012, as amended and restated April 18, 2012, entitled “Amended and Restated Technical Report on the Railroad Project Elko County, Nevada USA” authored by E.L. Hunsaker III (“the Hunsaker Report”).  Since the date of the Hunsaker Report, Gold Standard has completed a total of 7 drill holes on the Railroad Project for a total of 14,353.5 feet as discussed below. No additional work has been completed although many activities are in progress. David R. Shaddrick, the author of this report, has reviewed the work on the ground and in Gold Standard Ventures’ Elko office/logging facility. He has also reviewed the data, conclusions and recommendations of the Hunsaker Report and is satisfied that the information in the report is still current and it is, therefore, extensively quoted in this report.  The following is quoted from the Hunsaker Report:

“Railroad is a prospective gold target located in the Carlin Trend.  The Project straddles the Piñon Range 29 miles west of Elko Nevada and covers 16,081 acres (25.1 sq. miles).  It is comprised of 640 unpatented lode mining claims and 25 patented lode mining claims that are 100% controlled by Gold Standard Ventures Corp.  Also, included in the project is majority interest in private surface and mineral property, held via various lease contracts.  15,686.6 net mineral acres are 100% controlled as of January 1, 2012, when the total acreage (16,081 acres) covered by the project area is adjusted for the minority interest.  The Company is pursuing the minority interest.

“The Project is located in Elko County in sections 8, 10, 15, 16, 17, 19, 20, 21, 22, 27, 28, 29, 30, 31, 32, 33, 34, & 35 T31N/R53E; sections 3, 4, 5, 6, 7, 8, 9, 10, 14, 16, 17, & 18 T30N/R53E; section 36 T31N/R52E; and section 12 T30N/R52E

“The Railroad Project is in a region of the northern Great Basin characterized by a poorly understood structural and stratigraphic setting.  The Paleozoic units exposed in the Piñon Range were deposited in a shallow carbonate platform margin area.  The Lower Ordovician to Middle Devonian age dolomite and quartzite indicate a recurring sequence of carbonate shelf/reef build up followed by uplift and erosion.

“Sedimentary rocks of the Piñon Range are folded into a north-trending anticline which is cut by north-, northwest-, and northeast-trending high-angle normal and reverse faults.  A large, Tertiary age (36.3 to 37.8 ma), multi-phase intrusive complex underlies the Railroad District and outcrops as the Bullion Stock, west of the Piñon anticline.  It is quartz monzonite with a later stage rhyolitic core.  Numerous dikes are found adjacent and peripheral to the Bullion Stock.

“The northern portion of the Project is primarily covered with Mississippian Webb and equivalent rocks.  Generally the units strike northwesterly and dip north.  The units are comprised of calcareous and siliceous sequences.  The Webb was historically considered the primary host.  However, when drilling was completed into the underlying Devonian Devils Gate Formation a broad zone of silicification and gold was found.  Continued mapping and drilling in the Piñon’s [sic] suggests that the Mississippian units occur as allocthonous and autochthonous units.

“Three prominent fault directions have been mapped.  The north trending Railroad-Emigrant Fault zone separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range.  Northwesterly-trending north dipping faults offset this north-south fabric and lesser east-west trending faults have smaller offsets.  Drilling suggests that low-angle faults, with normal and/or reverse movement, have juxtaposed Devonian age carbonates and Mississippian rocks.

“The Railroad Mining District was active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s.  Modern exploration began in the late 1960’s.  Since that time fifteen companies have preceded GSV with district-wide exploration; completing surface mapping and sampling, with 382 drill holes, 3508 rock samples, and 6260 soil samples.

“Railroad is being explored primarily for sediment-hosted Carlin/Rain-type gold deposits.  Major district scale faults, Mississippian Webb/Devonian Devils Gate Formation contact, and extensive breccia bodies hosting mineralization are the key features associated with this deposit type.

“Seven areas of mineralization have been outlined. Although Gold Standard Ventures Corp. has drilled in several of these areas and historic work has been done in others, sampling of sufficient density and veracity to determine the distribution of gold has not been done and no mineral resource or reserve has been defined on the Project.

In 2010 and 2011 they completed 49,615.5 feet of drilling.  The program is in-progress and data utilized for this report were complete as of January 1, 2012.

“Gold mineralization in the North Bullion Target Zone is up to 730 feet thick; RR 11-03 returned:
➢	730 feet/575-1305 feet @ 0.019 opt gold including
➢	265 feet/935-1200 feet @ 0.034 opt gold (which included)
➢	95 feet/1010-1105 feet @ 0.059 opt gold”

The drilling has continued since January 1, 2012 and 7 holes totaling 14,353.5 feet have been completed with significant gold intercepts in several of them.  The best intercept returned from this work is 140’ at 0.274 opt in hole RR 12-01. This hole also contained the most widespread mineralization with eight zones of significant mineralization the largest of which includes the intercepts detailed in the table below and totals 537’@ 0.099 opt.

This work clearly confirms the presence of a significant mineral system as well as the identification of a new mineralized zone in the North Bullion Target.

David R. Shaddrick has reviewed the drill sites in the field and the core in the lab. Original analysis certificates from ALS Minerals have been reviewed and six check samples were taken and sent to ALS Minerals for analysis using the same analysis techniques as the original work.  The check sample intervals were selected by David R. Shaddrick and represent a ¼ split of core that was cut and bagged under his direct supervision.  The results are presented in the table below.

All six samples check well within the range of acceptable natural and analytical variability indicating that the procedures used by the Company and ALS Minerals are proper and appropriately applied. Combined with the review of Company and ALS Minerals procedures, these checks support the conclusion that the drilling results are accurate within the limits of natural and analytical variability and are not in any way misleading.

Significant Drill Intercepts
Hole_Id	From_m	To_m	From_ft	To_ft	Length_ft	Au (opt)
RR11-16	169.2	225.6	555	740	185	0.124
	318.5	330.7	1045	1085	40	0.022
	402.3	437.4	1320	1435	115	0.012
RR11-17	253.4	256.0	831.5	840	8.5	0.071
	506.0	512.1	1660	1680	20	0.038
	524.3	538.0	1720	1765	45	0.018
RR11-18	301.8	309.4	990	1015	25	0.075
	326.1	403.9	1070	1325	255	0.048
RR12-01	237.4	401.1	779	1316	537	0.099
incl	278.9	321.6	915	1055	140	0.274
RR12-2	256.0	271.0	840	889	49	0.034
	326.7	342.1	1072	1122.5	50.5	0.028
	356.9	385.9	1171	1266	95	0.029
RR 12-03	No significant intercepts
RRN 12-01	No significant intercepts

Recheck Sample Results
Hole No.	Interval (feet)	Original (Au PPM)	Check (Au PPM)
RR 11-16	575-580	6.16	3.37
	620-625.848		0.508
RR 11-18	1190-1195	3.91	3.88
	1205-1210	3.01	3.13
RR 12-01	960-964	7.30	6.91
	1157.5-1159.5	6.20	7.60

The Hunsaker Report continues:

“Gold intervals have been intersected in other drill holes and outlined by soil and rock geochemistry indicating that the gold occurs at the contact between the Mississippian Webb and Devonian Devils Gate Formations or along low-angle faults juxtaposing the Mississippian age rocks and/or the Devonian Devils Gate.  Significant gold zones have at least one or more of the following:

●	Breccia (collapse or tectonic style)	●	Sulfides (typically sooty textured)
●	Jasperoid	●	Barite
●	Silicification	●	Dolomitization

 “In the Central Bullion Area replacement ores in the historic mining are found as vertical “chimneys of ore” [sic] at the intersections of narrow veins.  Copper-bearing, skarn ores were comprised of pyrite, chalcopyrite, bornite, chalcocite, galena, sphalerite, and tetrahedrite.  These mineralized zones are primarily found in the Devonian Devils Gate and Nevada Formations.

“Historical work completed by previous lessors documents an extensive gold-bearing area and associated drilling resulted in several historical estimates for the POD zone in the Bullion Fault Target Area of over 100,000 ounces of gold (1.4 million tons @ 0.080 opt gold - 1985; 1.2 million tons @ 0.090 opt gold - 1985 1.0 million tons @ 0.089 opt gold - 1999).

“These historical estimates have not had sufficient work completed by the Author or any Qualified Person to allow for their classification as current mineral resources or mineral reserves.  GSV is not treating these historical estimates as current mineral resources or reserves and the historical estimates should not be relied upon.

“Since 2009 Gold Standard Ventures Corp. has completed project wide geophysics and soil geochemistry as well as initiating a comprehensive geological mapping program.  Gold Standard Ventures collected 1,203 soil samples in 2010, 230 soil samples in 2011, and 285 rocks in 2011.  GSV completed a geophysical evaluation of the Railroad Project in 2009, 2010, and 2011.  The total gravity data are comprised of 2,892 data points.”

The current work (seven drill holes) has confirmed the occurrence of important mineralization over significant intervals and represents the identification of a new mineralized zone on the North Bullion Target. Much work remains to bring the project to the point of developing resources but it is now clear that the targeting concepts detailed in Hunsaker (2012) are valid and should be pursued further. Continued drilling on the North Bullion Target is clearly warranted.  Additionally, continued work the other targets identified on the Railroad Project is also clearly warranted.

The identification of a new mineralized zone on the Bullion Target is considered a major accomplishment that justifies a new plan and budget to include additional drilling, geological mapping and geophysical surveys.  Recommendations for detailed drilling on the North Bullion Target as well as ongoing activities on the other identified target areas are detailed in the following table.

Phase One Exploration Plan and Budget
Target Area	Activity	Units	Cost/Unit	Quantity	Cost
North Bullion	Drilling	Feet	$ 200	20,000	$4,000,000
Railroad Fault	Drilling	Feet	$ 180	12,000	$2,160,000
Central Bullion/South Bullion	Drilling	Feet	$ 180	15,000	$2,700,000
North Ridge	Drilling	Feet	$ 70	5,000	$ 350,000
LT	Drilling	Feet	$ 180	8,000	$1,440,000
Lee Canyon	Drilling	Feet	$ 180	10,000	$1,800,000
Project Wide Activities
CSAMT					$ 100,000
Magnetics					$ 50,000
Geological Mapping					$ 120,000
Permitting/Bonding					$ 300,000
				Subtotal	$13,020,000
Contingency (15%)					$1,953,000
			GRAND TOTAL		$14,973,000

Phase two decision points can be defined as either the identification of another significant mineralized zone requiring more detailed drilling or sufficient drill intercepts in the North Bullion mineralized zone to allow for the calculation of resources and the commencement of definition drilling. If warranted, a phase two program would entail extensive offset drilling to define resources as well as ongoing exploration of multiple targets over the very large land package. The details of a phase two program and budget are contingent on the results of the phase one program but can be expected to require a budget of approximately $20 million.

Balance of 2012 Drill Program

Subsequent to the date of the Railroad Report, the Company has continued to focus on accelerating its exploration drilling at the Railroad Project and completing the Phase 1 exploration program recommended in the Railroad Report.  Phase 1 is focused almost exclusively on target development drilling, with the primary emphasis on the North Bullion, Railroad Fault, Central Bullion, South Bullion and Lee Canyon targets with some additional drilling on the LT and North Ridge targets, for a total of approximately 70,000 feet.  Phase 1 also includes  magnetics, geological mapping and permitting.

On July 10, 2012, the Company reported that it had completed an initial CSAMT geophysical survey over a portion of the more than six mile long north-south trending Bullion Fault structural corridor that appears to have successfully outlined the primary target area. According to the survey results, the North Bullion Fault Zone (“NBFZ”) target appears to be a quite well-defined large “sliver” of prospective clastic and carbonate rock units up to about 1,200 feet wide and about 1 mile long between two major anastomosing fault boundaries. A portion of this target coincides with the best gold grades drilled by the Company in the NBFZ to date.  The survey, which was completed on 12 east-west sections, lines about 1 mile long spaced 500 to 1,500 feet apart along the projected strike of the North Bullion Fault Zone for a distance of 2.5 miles, will allow the Company to design and better focus future drilling of the NBFZ as well as other exploration targets.

On October 31, 2012, the Company reported that it had received approval for its plan of operation (“POO”) for the Railroad Project from the United States Bureau of Land Management (the “BLM”) enabling the Company to explore key sections of public lands along the six mile long Bullion Fault structural corridor. Previously, drilling on public lands was limited to a maximum of five acres of disturbance, which was permitted under a notice of intent.  Permitting for more than five acres of disturbance on federally managed public lands requires an approved POO including a comprehensive environmental assessment. The Company’s POO covers 3,169 acres (2,620 acres of public land and 549 acres of private land) located in key sections of the Railroad Project. Exploration-related disturbance and reclamation bonding can now be conducted in two phases of up to 50 acres in Phase I and an additional 150 acres in Phase II providing the Company with access to all of the key targets it intends to pursue in the next several years

During the period from May 30, 2012 to December 31, 2012, the Company drilled an additional 19 holes totalling approximately 35,433.5 feet in the NBFZ.  Highlights from these drill holes as previously reported by the Company include:

NORTH BULLION FAULT ZONE DRILL HOLES
HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR12-04 (Core) -45° East	638.1	274.9 320.0	304.8 334.7	29.9 14.7	2.13 0.446		98.0 48	0.062 0.013
RR12-05 (Core) -750 East	774.8	444.4	583.7	139.3	0.206		457	0.006
RR12-06 (Core) -60° East	164.0	hole lost above target
RR12-07 (Core) -750 East	431.9	105.8 163.4 276.1 335.9 360.3 409.4	113.7 189.6 321.9 343.5 368.8 423.1	7.9 26.2 45.7 7.6 8.5 13.7	0.411 2.09 0.480 0.378 0.548 0.583	26 86 150 25 28 45	0.012 0.061 0.014 0.011 0.016 0.017

NBFZ RR12-08 (Core) -550East	661.6	269.5 317.0 422.3 572.9	278.6 320.1 428.4 573.8	9.1 3.1 6.1 0.9	0.48 0.79 0.45 0.48		30.0 10.0 20.0 3.0	0.014 0.023 0.013 0.014
NBFZ RR12-09 (Core) -700East	556.7	434.7 445.1 498.5	435.6 446.5 499.1	0.9 1.4 0.6	0.41 0.79 0.48		3.0 4.5 2.0	0.012 0.023 0.014
NBFZ RR12-10 (Core) -600East	634.8 Incl. Incl.	218.0 218.0 233.8 355.5 422.9 567.1	342.1 261.3 250.3 407.6 556.4 568.3	124.1 43.3 16.5 52.1 133.5 1.2	4.05 7.54 15.09 0.51 0.45 0.51		407.0 142.0 54.0 171.0 438.0 4.0	0.118 0.220 0.440 0.015 0.013 0.015
NBFZ RR12-11 (Core) -700East	581.4 Incl.	195.4 196.8 340.9 560.9	201.2 200.0 473.5 565.5	5.8 3.2 132.6 4.6	3.43 5.49 0.38 0.48		19.0 10.5 435.0 15.0	0.100 0.160 0.011 0.014
NBFZ RR12-13 (Core) -900 Vertical	452.1	105.8 277.1 363.7	119.8 330.2 385.0	14 53.1 21.3	0.892 0.686 0.686		46 174 70	0.026 0.02 0.02
NBFZ RR12-14 (Core) -650 east	711.9	No significant gold interval
NBFZ RR12-15 (Core) -600 east	497.4	64.6 107.0 134.4 441.9 459.9	93.3 110.1 157.6 443.3 462.2	28.7 3.1 23.2 1.4 2.3	0.412 0.480 0.549 0.480 2.881		94 10 76 4.5 7.5	0.012 0.014 0.016 0.014 0.084
NBFZ RR12-18 (Core) -600 east	655.5	245.1 275.3 478.1	251.2 316.2 486.6	6.1 40.9 8.5	0.377 0.789 1.132		20 134 28	0.011 0.023 0.033
NBFZ RR12-19 (Core) -600 east	758.5	256.7 354.0 531.1 618.0	268.6 361.0 537.8 625.0	11.9 7.9 6.7 7.0	0.446 1.303 0.274 0.343		39 26 22 23	0.013 0.038 0.008 0.01
NBFZ RR12-20 (Core) -750 east	622.4	No significant gold interval > 20 feet
NBFZ RR12-21 (Core) -600 east	572.9	62.5 395.1	65.2 396.6	2.7 1.5		2.49 oz/st Ag 5.13 oz/st Ag	9 5
NBFZ RR12-24 (Core) -900 Vertical	462.8 Incl	89.3 264.3 281.4 306.4	95.1 273.8 321.6 321.6	5.8 9.5 40.2 15.2	0.274 0.583 1.34 2.47		19 31 132 50	0.022 0.017 0.039 0.072

NBFZ RR12-25 (Core) -600 east	Hole lost at 429 metres	351.2	357.9	6.7	0.411		22	0.012
NBFZ RR12-26 (Core) -600 east	644.1	25.9 70.7 324.5 572.9 614.6 301.1 602.1	35.0 73.8 327.7 574.4 623.7 303.8 603.5	9.1 3,1 3.2 1.5 9.1 2.7 1.4	0.514 0.446 0.549 0.377 0.274	28.43 oz/st Ag 17.29 oz/st Ag	30 10 10.5 5 30 9 4.5	0.015 0.013 0.016 0.011 0.008
NBFZ RR12-27 (Core) -900 Vertical	552.6	151.2 265.2 292.4 316.2	168.0 271.3 307.0 331.4	16.8 6.1 14.6 15.2	1.955 0.48 0.377 0.754		55 20 48 50	0.057 0.014 0.011 0.022
South of NBFZ target RR10-15 (Core) -750East RC & core -750 east	619.2	472.0	507.1	35.1	0.27		115.0	0.008

Note:
The gold intervals reported in the above table are based on a 0.300 ppm (0.008 oz Au/st) cutoff. The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

Results from the Phase 1 drill program on the NBFZ extend the 1 to 3 gram envelope of gold mineralization at NBFZ to the north and to the south by more than 1,500 feet (~500 metres), with holes RR12-27 (~55ft of 0.057 oz Au/st [16.8m of 1.95 g/t Au]) and RR12-24 (132 feet of 0.039 oz Au/st [40.2m of 1.34 g/t Au]) confirming continuation of mineralization to the south. The envelope now appears to stretch from hole RR11-9 in the north to hole RR12-24 in the south, a total of more than 3,000 feet (~1,000 metres), and it remains open in multiple directions. The high grade zone that lies within this envelope ranges from 5 to 15 grams per tonne gold and has been traced to date for about 900 feet (300 metres) in contiguous drill holes RR11-16, RR12-1, and RR12-10. See the drill hole location map for the NBFZ below.

[remainder of page left blank intentionally]

SCALE 1:6000
0
1000
FEET
0
100
200
300
400
500
METERS
21 22
28 27
11-9(v)
12-9(-70)
11-7(v)
12-30 (-70)
in progress
11-8(v)
11-1(v)
10-16(v)
12-20(-75)
11-5(v)
12-18(-60)
5 to 15 gram
target zone
12-19(-60)
12-25(-60)
lost@1406'
12-10(-60)
11-3(v)
12-5(-75)
11-12(-70)
lost
10-8(v)
11-18(-70)
12-1(-55)
13-2(-75)
in progress
11-4(v)
13-3(tbd)
pending
11-16(-70)
12-2(-55)
12-4(-45)
12-7(v)
12-13(v)
12-27(v)
10-6(v)
10-11(v)
11-17(-75)
11-10(v)
12-28(v)
12-8(-55)
12-11(-70)
1 to 3 gram
target zone
12-24(v)
13-1(-70)
in progress
10-5(v)
11-2(v)

NORTH BULLION FAULT ZONE (NBFZ) TARGET AREA

RAILROAD PROJECT, CARLIN TREND, NEVADA

GOLD STANDARD VENTURES DRILL HOLE LOCATIONS

←o Drill hole collar and direction of angel

- Hole drilled in 2010
- Hole drilled in 2011
- Hole drilled in 2012
- Hole drilled in 2013

DCM 2-5-13

In Phase 1, the drilling was carried out at approximate 300 feet (100 metre) spacings in a west-to-east orientation, which was determined to be the most effective direction for successfully exploring the size and continuity of the NBFZ deposit. Analysis and interpretation of the Phase 1 drill results has led to the conclusion that a west-to-east orientation has likely drilled sub-parallel to high grade feeder zones, the known source of the mineralization in the larger lower-grade envelope.

Phase 2 definition drilling has now begun on the NBFZ which will be oriented from east to west, to cut across the anticipated feeder zones at higher angles. The spacing of Phase 2 will be tighter, at approximately 160 feet (~50 metres), and will focus primarily on the high grade centre as indicated by Phase 1 drill holes, with step-outs and offsets to follow the high grade zones as warranted. Initially, this definition drilling program will consist of approximately 10 to 12 holes, with potential for additional holes based on results.

Carlin-type gold deposits tend to occur within structural corridors and the Company anticipates encountering periodic recurrences of the NBFZ deposit along the Bullion Fault Corridor, in a predictive fault-generated pattern typical of Carlin systems. Surface geochemistry, gravity and CSAMT geophysical data indicate that the Bullion Fault Corridor is highly prospective for at least 5 miles (8 kilometers) to the south. The Company will continue to pursue extensions of the NBFZ deposit and also explore for additional NBFZ-style deposits along the Bullion Fault Corridor to the north and south. The Company’s POO for the Railroad Project allows up to 200 acres of disturbance on the public lands in addition to the previously permitted alternating private sections permitted through the Nevada Department of Environmental Protection. As a result, the vast majority of the Bullion Fault, sufficient for a major drill campaign along the Bullion Fault Corridor, is fully permitted.

During 2012, the Company also carried out preliminary drilling in the Railroad Fault Zone and Central Bullion Skarn targets which are located approximately 1 to 2 miles southwest of the NBFZ target, although drilling was restricted pending approval of the Company’s POO for the Railroad Project.

Certain results to date from the Railroad Fault Zone are reported in the table below and include 20 feet of 0.377gAu/T (0.011 oz Au/st) oxide in RR12-12, and two high grade silver intervals consisting of 5 feet of 60.1 oz Ag/st and 2 feet of 241 oz Ag/st in RR11-13 at the bottom of the hole.

In addition, the Company drilled a total of seven holes into the Central Bullion Skarn target which was the host for essentially all of the base and precious metal deposits mined at Railroad beginning in the late 1860’s through the 1880’s and also in the early 1900’s.

Results to date from the Central Bullion Skarn target are reported in the table below and include an intersect in RRB12-03 of 65 feet of 3.06 oz Ag/st with 0.80% Cu and 0.08% molybdenum from 45 to 110 feet within a 250 foot thick zone of 1.3 oz Ag/st and 0.25% Cu, and a second higher-grade zone of 44 feet of 6.42 oz Ag/st with 2.48% Cu from 913 to 957 feet within a 187 foot thick zone of 1.7 oz Ag/st and 0.78% Cu.  Both zones of mineralization occur within skarn straddling a granodiorite dike.  The true thicknesses of these mineralized zones are unknown at this stage, however mineralization appears to be broadly disseminated and is relatively uniformly distributed within the skarn. RRB12-03 is a -45° core hole that was drilled to test a west-northwest trending dike-filled corridor of skarn and a coincident surface soil anomaly of copper and other metals, adjacent to the Tertiary and Cretaceous age Bullion stock. This intercept represents a new, previously unknown zone of strong silver and copper mineralization. Previous drill holes by the Company encountered relatively thin zones of copper, silver and other metals (see RRB12-01 and 02 in the table below).  Up to now, the Central Bullion target area has received only limited exploration due to drill permitting limitations. However, with the Company’s POO for the Railroad Project now in place, the Company can proceed with a more aggressive drilling program in the Central Bullion Skarn target to test for high grades of base metals, gold and silver.

The following table presents highlights from initial exploratory drilling completed in 2012 on the Railroad Fault Zone and Central Bullion targets described above.

RAILROAD FAULT ZONE and CENTRAL BULLION DRILL HOLES
DRILL HOLE	TARGET	TD (FEET)	TD (METERS)	INTERCEPT (FEET)	THICK NESS (FEET)	GRADE (ozAu/st)	INTERCEPT (METERS)	THICK NESS (METERS)	GRADE gAu/T	OTHER AG,CU,PB,ZN, ETC.
RR11-13	RR Fault	1,802	549.3	1,510-1,515	5		460.3-461.8	1.5		60.1 oz/st Ag
				1,800-1,802	2		548.7-549.3	0.6		241 oz/st Ag
RR12-12	RR Fault	1,727	526.4	200-220	20	0.011	61.0-67.0	6.0	0.377
				1,290-1295	5		393.3-394.8	1.5		2.45 oz/st Ag
RRB11-01	C. Bullion	1,588	484	700-710	10	0.025	213-216	3.0	0.857
RRB11-02	C. Bullion	1,865	569	27.5-47	19.5		8.4-14.3	5.9		4.41% Zn
				30-40	10		9.1-12.1	3.0		4.022 oz/st Ag
				346-352	6		105.4-107.3	1.8		1.024 oz/st Ag
				635-650.5	15.5		193.5-198.3	4.7		2.001 oz/st Ag
				635-650.5	15.5		193.5-198.3	4.7		0.9% Cu
				827-840	13		252.1-256	4.0		0.5 % Cu
				1,038-1,045	7		316.4-318.5	2.1		1.3% Cu
				1,285-1,298	13		391.7-395.7	4.0		0.06% Cu
				1,292-1,298	6		393.9-395.7	1.8		1.03 oz/st Ag
				1,343.5-1,350	6.5		409.6-411.5	2.0		0.4% Cu
				1,479-1,493	14		450.9-455.2	4.3		1.503 oz/st Ag
				1,513-1,521	8		461.3-463.7	2.4		0.6% Cu
RRB11-03	C. Bullion	1,068	326	No Significant Assays
RRB11-04	C. Bullion	347	106	0-7	7		0.0-2.1	2.1		1.95% Cu
				33-36	2		10.1-10.8	0.6		16.2 oz/st Ag
				117-119	2		35.7-36.3	0.6		8.52% Cu
				119-123	4		36.3-37.5	1.2		1.83% Zn
RRB12-01	C. Bullion	1,896	578	775-778	3		236.2-237.1	0.9		4.58 oz/st Ag
				775-778	3		236.2-237.1	0.9		1.55% Pb
				775-778	3		236.2-237.1	0.9		1.38% Zn
RRB12-02	C. Bullion	2,377	725	663-675	12		202.1-205.7	3.7		1.30 oz/st Ag
				935-942.5	7.5		285.0-287.3	2.3		6.16 oz/st Ag
RRB12-03	C. Bullion	1567	477.7	76-81	5	0.032	23.2-24.7	1.5	1.10	-
				20-270	250	-	6.1-82.3	76.2	-	1.28 oz/st Ag
										0.25% Cu
			Including	45-110	65		13.7-33.5	19.8		3.06 oz/st Ag
										0.80% Cu
										0.08% Mo
										1.08% Pb
										0.79% Zn
				680-710	30		207.3-216.5	9.1		0.71% oz/st Ag
										0.27% Cu
				913-1,100	187		278.4-335.4	57.0		1.7 oz/st Ag
										0.78% Cu
			Including	913-957	44		278.4 – 291.8	13.4		6.42 oz/st Ag
										2.48% Cu
										0.31% Pb
				1,182-1,208	26		360.4-368.5	7.9		0.63 oz/st Ag
										0.78% Cu
										0.83% Zn
				1,290-1,332	42		393.3-406.1	12.8		0.67 oz/st Ag
										0.52% Cu
										0.56% Zn
				1,449-1,466	17		441.8-447	5.2		0.31% Cu
										0.22% Zn

Note:
The gold intervals reported in the above table are based on a 0.300 ppm (0.008 oz Au/st) cutoff. The reported gold intervals may, or may not represent true thicknesses and, or widths. In general, the gold distribution within these large, complex tectonic and collapse breccia bodies tends to be irregular and determinable by grade breaks only.

During the fourth quarter of 2012, the Company carried out a follow-up CSAMT survey to further examine the southern extensions of the Bullion Fault structural corridor and the west extensions of the Railroad Fault zone and completed an initial six hole RC drill program on the LT target area of the Railroad Project. Receipt and evaluation of the results from this work are pending.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling of the above drilling was conducted under the supervision of the Company's project geologist and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, Nevada and one half was sent to the lab for analysis and the other half retained in the original core box.  A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples were delivered to ALS Minerals’ preparation facility in Elko, Nevada.  The samples were crushed and pulverized and sample pulps shipped to ALS Minerals’ certified laboratory in Vancouver where they were digested and analyzed using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

All scientific and technical content and interpretations relating to the Company’s exploration and drilling programs on the Railroad Project subsequent to the date of the Railroad Report disclosed above have been reviewed, verified and approved by Steven R. Koehler, the Company’s Manager of Projects, BSc. Geology and CPG-10216, a “qualified person” as defined by NI 43-101.

ITEM 8:  RISK FACTORS

The operations of the Company are highly speculative due to, among other things, the high-risk nature of the Company's business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties, and any investment in Common Shares involves a high degree of risk and should be considered speculative.. While the Company considers the risks set out below and incorporated by reference herein to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s operations, business and financial condition. If any of these risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and other information contained or incorporated by reference in this AIF before purchasing Common Shares.

Risks Relating to the Company

The Company has a limited operating history.

The Company has a limited history of operations and all of its properties are in the exploration stage. The Company has not yet generated any operating revenues.  As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future.

The Company has not been profitable since its inception and does not expect to generate revenues from operations in the foreseeable future. For the fiscal year ended December 31, 2012, the Company had a loss and comprehensive loss of $5,193,224.  As at December 31, 2012, the Company had an accumulated deficit of $12,774,905. To become profitable, the Company must first establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines.  It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever.  The Company may suffer significant additional losses in the future and may never be profitable.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues.  To maintain its existing interest in the Railroad and other projects, the Company has contractually agreed to make certain expenditures on the properties. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company establishing commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis.  Any unexpected costs, problems or delays could severely impact the Company's ability to continue exploration and development activities.  Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.  The amounts attributed to the Company's exploration properties in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value.

The Company’s mineral projects have no known mineral resources or reserves.

The Company currently has an interest in four mineral projects located in north central Nevada, United States: the Railroad, South Railroad, CVN and Camp Douglas projects.

The Railroad Project is a prospective gold target that has been the subject of considerable exploration work, both historically and by the Company, as outlined in the Railroad Report. The Railroad Report does not contain an estimate for mineral resources or mineral reserves, but refers to certain historical estimates for gold on a portion of the Railroad Project known as the POD area. The Company does not treat the historical estimates as mineral resources or reserves as defined by NI 43-101, as such historical estimates have not had sufficient work completed by the author of the Railroad Report or any “qualified person” to allow for such classification under NI 43-101. The lack of pulps, rejects, cuttings or core currently available for sampling and verification makes the data utilized in formulating the historical estimates limited in their reliability. In addition, no gold has been produced from the historical estimates.

Similarly, the historical estimates for the Pinon Deposit in the South Railroad Project described in Item 5 “GENERAL DEVELOPMENT OF THIS BUSINESS – Mineral Properties – South Railroad Project, Elko County, Nevada” were derived from data assembled prior to the introduction of NI 43-101 and, to the Company’s knowledge, a “qualified person” has not completed sufficient work to classify the historical estimates as mineral resources or reserves under NI 43-101. Accordingly, the available data may not meet the standards required to support such a classification and these historical estimates should not be relied upon.

For these reasons, among others, the foregoing historical estimates should not be relied upon as a guarantee of mineral resources or reserves. Actual mineral resources or reserves, if any, may differ significantly.

The CVN and Camp Douglas Projects are in the early exploration stage and, like the Railroad and South Railroad Projects, are without known mineral resources or reserves. In the case of each property, the proposed work programs, if any, are exploratory in nature and are designed to search for and/or confirm the existence of a mineral deposit.

Newmont Mining Corporation has retained a back-in right on a portion of the Railroad Project, which, if exercised, could dilute the Company’s interest in the Railroad Project.

The Company has leased a portion of the property comprising the Railroad Project from Newmont Mining Corporation (“Newmont”). The lease relates to 640 acres of fee surface rights and 1,280 acres of fee mineral rights and 1,280 acres of mining claims. However, Newmont has retained a back-in right over the leased property, which allows them to re-acquire up to a 70% interest in this portion of the Railroad Project. If Newmont exercises its back-in right, the Company’s interest in the Railroad Project would decline.  See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Railroad Project, Elko County, Nevada – Minerals Lease and Agreement with Newmont Mining Corporation”.

The Company will require additional capital to develop its mineral properties or complete further exploration programs.

The Company’s current operations do not generate any cash flow. Future work on the Company’s properties will require additional financing. At December 31, 2012, the Company had cash and cash equivalents of $10,785,758 and working capital of $9,135,808.  Although the Company estimates that such working capital, will enable the Company to fund its proposed exploration budget and general operating expenses for 2013, the Company will be required to expend significant additional amounts for geological and geochemical analysis, assaying, and, if warranted, feasibility studies with regard to the results of its exploration. If the Company is successful in identifying resources through additional drilling and analysis, it will require significant additional capital to construct a mill and other facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that the Company will be able to obtain additional funding to allow the Company to fund such costs.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company’s interest in certain properties.  The Company will also require additional funding to acquire further property interests.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution.

The Company may experience difficulty attracting and retaining qualified personnel.

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, and David C. Mathewson, Vice-President, Exploration. The Company could be adversely affected if such individuals do not remain with the Company. The Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon the Company’s success.

The Company is subject to foreign currency fluctuations.

The Company’s financial results are reported in Canadian dollars. The Company’s exploration properties are located in the United States and the Company incurs most of its expenses in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase the Company’s costs of carrying out operations and its ability to continue to finance its operations. Such fluctuations could have a material adverse effect on the Company’s financial results.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s operations.

The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley Act (“SOX”), which requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting.  During the course of the Company’s testing, the Company may identify material weaknesses. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude on an ongoing basis that the Company has effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Common Shares could drop significantly.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.  The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that the Company will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among the Company’s board of directors as a result of their involvement with other natural resource companies.

Certain of the directors of the Company are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell an interest in its mineral properties to, or enter into a joint venture with, any of these companies. The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director with a conflict must disclose his interest and abstain from voting on such matter.  As a result of these conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's business prospects, operations and financial position.

Calculations of mineral resources and reserves are only estimates.

To the extent that the Company’s future exploration and drilling work enables it to classify the historical estimates at the Railroad or South Railroad Projects as current mineral resources or reserves or otherwise make an estimate of mineral resources or reserves for the Railroad, South Railroad or other Projects, such estimates will be subject to uncertainty. The estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any mineral resource or reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates. Estimated mineral resources or reserves may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and reserves. Any material change in the quantity of mineral resources and reserves, mineralization, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products.  The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

•	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities;
•	availability and costs of financing;
•	ongoing costs of production;
•	market prices for the minerals to be produced;
•	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and
•	political climate and/or governmental regulation and control.

Many of these factors are beyond the Company's control.

The Company is subject to substantial operating hazards and risks beyond its control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

•	difficult surface or underground conditions;
•	water conditions;
•	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave-ins, ground fall, slope failures and land slides;
•	fires, explosions, flooding, adverse weather conditions and earthquakes;
•	unanticipated variations in grade and other geological problems;
•	failure of pit walls or dams;
•	adverse environmental conditions or hazards;
•	mechanical and equipment performance problems; and
•	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company's employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability.  While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations at economically feasible premiums or at all. Currently, the Company is not insured against most environmental risks.

Losses from any one or more of these events that are not covered by the Company's insurance policies may cause the Company to incur significant costs that could materially adversely affect its financial condition and ability to fund activities on its properties. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

The Company may not have clear title to its properties.

The Company’s ability to explore and operate its properties depends on the validity of title to its properties. The mineral claims currently making up the Company’s properties consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain.  Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to the Company’s current properties or any future properties in which the Company may seek to acquire an interest do not exist.  Such defects may impair the Company's development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company will also remain at risk that the mining claims may be forfeited either to the United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim.  The Company’s current mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes and lease payments. Any failure to make such payments or comply with such requirements could result in the loss of all or a portion of the Company’s interest in the properties.

The Company’s operations are subject to various governmental and regulatory requirements.

The Company’s current and future operations, including exploration and development activities and, if applicable, commencement of production on its properties, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities.  Such operations are also subject to extensive federal, state, provincial and local laws, regulations and policies governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	regulations concerning business dealings with native groups;
•	management of tailing and other waste generated by operations;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of mineral properties, which would adversely affect the Company's business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.  Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders.  A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s projects.

In accordance with the laws of the State of Nevada, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities at its Nevada properties. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that it intends to use. Unless the Company is successful in developing its Nevada properties to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at its Nevada properties.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs and restrict its operations.

All phases of the Company’s operations will be subject to federal, state and local environmental laws and regulations. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities.  Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on the Company’s current properties and on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally.  The Company may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Company’s properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability.  The Company does not currently maintain insurance for environmental risks including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration or production, as it is not generally available at a reasonable price.

In addition, neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Company’s properties. There can be no assurance that the Company’s defence of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including:

•	international economic and political trends;
•	expectations of inflation;
•	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies);
•	interest rates;
•	global or regional consumption patterns;
•	speculative activities;
•	purchases and sales of gold by central banks;
•	availability and costs of substitutes; and
•	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted.  A decrease in the price of gold or other relevant metal prices at any time during exploration and development, if any, of the Company’s properties may prevent the Company’s properties from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices.  A sustained period of declining gold and other applicable metal prices would adversely affect the Company's financial performance, financial position and results of operations.

The Company’s competition is intense in all phases of its business.

The Company competes with many companies in the mining industry, including large, established mining companies.  There is a limited supply of desirable mineral lands available for claim-staking, lease or acquisition in the United States, particularly Nevada, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company's competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can.  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties.  The Company’s inability to successfully compete with other companies would have a material adverse effect on its results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its properties. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Company’s Railroad, South Railroad, CVN and Camp Douglas projects. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

The Company’s operations are subject to issues relating to security and human rights.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at the Company’s operations in Nevada. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to the Company and its partners or result in criminal and civil liability for the Company or its employees and financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

Risks Relating to Shares

The Company has never paid dividends and does not expect to do so in the foreseeable future.

The Company has not declared or paid any dividends on the Common Shares and does not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of the board of directors.

There is no active, stable market for the Common Shares.

The Common Shares are listed on the TSXV in Canada and on the NYSE-MKT in the United States.  During the past year, trading in the Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price. There can be no assurance that an active, stable market will develop or be sustained in the future.  If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited.  The liquidity of the trading market in the Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

•	changes in the Company’s financial performance or prospects;
•	changes or perceived changes in the Company’s creditworthiness;
•	prospects for companies in the industry generally;
•	the number of holders of the Common Shares;
•	the interest of securities dealers in making a market for the Common Shares; and
•	prevailing interest rates.

The stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company.  Volatility in the Company’s share price also increases the risk of securities class action litigation.

The Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

Global financial conditions continue to be characterized by extreme volatility. Following the credit crisis that began in 2008, global markets continue to be adversely impacted by the European debt crisis and high fuel and energy costs. Many industries, including the mining industry, are impacted by these market conditions.  Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt crisis, continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company. In such an event, the Company’s operations and financial condition could be adversely impacted.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors' voting power and reduce earnings per share.

The Company may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. The Company cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares.  Any future issuance of equity securities will dilute the voting power of existing shareholders and reduce earnings per share.

The board of directors of the Company has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital.  Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act.  In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the United States and it fails to meet any of the additional requirements necessary to avoid loss of foreign private issuer status. If the Company loses its status as a foreign private issuer the aforementioned regulations would apply and it would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, which are more detailed and extensive than the forms available to a foreign private issuer.  The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”), and would require the Company's management to devote substantial time and resources to comply with the new regulatory requirements following a loss of the Company's foreign private issuer status.  Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and would no longer be able to utilize the MJDS forms for registered offerings by Canadian companies in the United States, which could limit the Company's ability to access the capital markets in the future.  In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company may regain the foreign private issuer status upon re-meeting the eligibility requirements.

The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2012 and expects to be a passive foreign investment company for the taxable year ending December 31, 2013.  As a result, a United States holder of Common Shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s Common Shares or upon the receipt of “excess distributions”.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 9:  DIVIDENDS

All of the Common Shares of the Company are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company's articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 10:  DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value.  The following Common Shares of the Company were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorized or to be Authorized	Outstanding as at December 31, 2012	Outstanding as at March 28, 2013
Common Shares	Unlimited	83,820,109	83,820,109

The holders of Common Shares are entitled to vote at all meetings of shareholders of the Company (with each Common Share having one vote), to receive dividends if, as and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company.  Distribution in the form of dividends, if any, will be set by the Company’s board of directors.  See Item 9 “DIVIDENDS” above for particulars of the Company’s dividend policy. Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company’s articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 66 2/3% of the votes cast).

On June 1, 2011, the Company adopted a shareholder rights plan (the ‘‘Rights Plan’’) for the purpose of encouraging potential offerors seeking to make a takeover bid for the Company to comply with certain minimum conditions or be subject to the dilutive features of the Rights Plan. The Rights Plan provides that one ‘‘right’’ attaches to each outstanding Common Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Common Shares in accordance with the terms and conditions of the rights agreement dated June 1, 2011 between the Company and Computershare Trust Company of Canada, as rights agent.

ITEM 11:  MARKET FOR SECURITIES

11.1           Trading Price and Volume

The Common Shares of the Company currently trade on the TSXV in Canada and NYSE-MKT in the United States under the symbol “GV”. As of March 28, 2013 the closing price of the Company’s Common Shares was C$1.14 per share on the TSXV and US$1.10 on the NYSE-MKT.

The following table sets out the Company’s trading history on the TSXV and NYSE-MKT on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2012:

Period	TSXV			NYSE-MKT
	C$ High	C$ Low	Volume	US$ High	US$ Low	Volume
March 1 – 28, 2013	1.19	0.96	636,286	1.15	0.95	1,930,579
February 2013	1.19	0.94	1,320,529	1.20	0.94	4,133,723
January 2013	1.34	0.99	1,656,926	1.36	0.97	3,761,811
December 2012	1.40	1.22	936,048	1.44	1.22	2,043,660
November 2012	1.80	1.23	2,621,064	1.82	1.21	3,148,846
October 2012	1.95	1.50	3,011,172	1.99	1.55	2,282,807
September 2012	2.40	1.67	4,210,681	2.45	1.68	3,882,502
August 2012	1.94	1.15	7,445,371	1.94	1.16	7,813,640
July 2012	2.12	1.76	2,566,108	2.09	1.75	3,393,171
June 2012	2.97	1.84	6,407,371	2.90	1.77	3,628,094
May 2012	3.03	2.21	7,140,456	3.05	2.16	1,704,153
April 2012	2.80	1.52	9,482,283	2.80	1.56	1,875,728
March 2012	2.10	1.45	7,691,545	2.13	1.46	2,271,821
February 2012	2.23	1.05	17,872,941	2.28	1.05	2,322,289
January 2012	1.31	0.69	7,083,518	1.30	0.68	3,009,360

11.2           Prior Sales

The following table summarizes the Common Shares and securities convertible into or exercisable for Common Shares issued or granted by the Company since the commencement of the fiscal year ended December 31, 2012:

Date Issued /Granted	Type of Transaction	Number and Type of Securities	Price Per Security (C$)
December 11, 2012	Exercise of warrants	100,000 Common Shares	$0.95
September 5, 2012	Grant of stock options	150,000 Common Shares	$1.81 (1)
September 4, 2012	Grant of stock options	20,000 Common Shares	$1.68 (1)
August 30, 2012	Grant of stock options	50,000 Common Shares	$1.68 (1)
July 19, 2012	Exercise of stock options	25,000 Common Shares	$1.16
July 19, 2012	Exercise of stock options	50,000 Common Shares	$0.71
July 19, 2012	Exercise of stock options	50,000 Common Shares	$0.65
July 13, 2012	Exercise of warrants	1,315,384 Common Shares	$1.00
July 12, 2012	Exercise of warrants	316,943 Common Shares	$1.00
July 6, 2012	Exercise of warrants	250,000 Common Shares	$1.00
June 29, 2012	Exercise of warrants	432,951 Common Shares	$1.00
June 27, 2012	Short form public offering	10,000,000 Common Shares	$2.05 (2)
June 14, 2012	Exercise of stock options	100,000 Common Shares	$0.75
June 14, 2012	Exercise of warrants	337,500 Common Shares	$1.00
June 1, 2012	Grant of stock options	25,000 Stock Options	$2.73 (1)
June 1, 2012	Exercise of warrants	22,500 Common Shares	$1.00
May 23, 2012	Exercise of warrants	29,000 Common Shares	$1.00
May 23, 2012	Exercise of stock options	100,000 Common Shares	$0.75
May 14, 2012	Exercise of warrants	185,000 Common Shares	$1.00
May 9, 2012	Exercise of warrants	160,000 Common Shares	$0.65
May 4, 2012	Exercise of stock options	350,000 Common Shares	$0.69 (3)
April 26, 2012	Exercise of stock options	20,000 Common Shares	$0.65
April 24, 2012	Exercise of stock options	20,000 Common Shares	$0.65
April 24, 2012	Exercise of warrants	453,951 Common Shares	$1.00
April 17, 2012	Exercise of warrants	864,616 Common Shares	$1.00
April 10, 2012	Exercise of warrants	2,840,000 Common Shares	$1.00
March 29, 2012	Exercise of warrants	110,991 Common Shares	$0.93 (4)
March 29, 2012	Grant of stock options	150,000 Stock Options	$1.82 exercise price (1)
March 23, 2012	Exercise of warrants	146,000 Common Shares	$1.00
March 13, 2012	Exercise of warrants	658,512 Common Shares	$1.00
March 5, 2012	Exercise of warrants	1,370,000 Common Shares	$1.00
February 29, 2012	Exercise of warrants	1,321,514 Common Shares	$0.94 (4)
February 27, 2012	Exercise of warrants	1,228,800 Common Shares	$1.00
February 6, 2012	Exercise of stock options	25,000 Common Shares	$0.71
February 3, 2012	Exercise of warrants	209,595 Common Shares	$0.87 (4)
February 2, 2012	Grant of stock options	740,000 Stock Options	$1.16 exercise price (1)
January 26, 2012	Exercise of stock options	50,000 Common Shares	$0.65

(1)           Each stock option expires on the date that is five years following the date of grant.

(2)           This amount represents the Canadian dollar equivalent, as at June 21, 2012, of the US$2.00 per share offering price.

(3)           Represents a weighted average of exercise prices ranging from $0.65 to $0.82.

(4)           Represents a weighted average of exercise prices of either $0.65 or $1.00.

ITEM 12:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow, hold period or a contractual restriction on transfer as of the date hereof.

ITEM 13:  DIRECTORS AND OFFICERS

13.1           Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations within the five preceding years, and the number of Common Shares beneficially held by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Company Shares held at March 28, 2013 (1)
Jonathan T. Awde British Columbia, Canada Director, President, Chief Executive Officer
President and Chief Executive Officer of Gold Standard, July 2010 to present; President and Chief Executive Officer of JKR, since incorporation; former President of Northern Star Mining Corp. (TSXV – NSM), Feb 23, 2010 to July 13, 2010; previously Vice-President (Corporate Development), Feb. 2003 to Feb 23, 2010
		Director since July 13, 2010 (date of completion of the Arrangement)	3,280,200 or 3.91%
David M. Cole Colorado, U.S.A. Director	President and Chief Executive Officer, Eurasian Minerals Inc. (TSX-V – EMX and AMEX - EMXX); March 2003 to present	Director since March 29, 2012	Nil

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Company Shares held at March 28, 2013 (1)
David C. Mathewson Nevada, U.S.A. Director, Vice-President – Exploration
Mining and exploration geologist, 1968 to present; Vice-President-Exploration, Gold Standard, July 2010 to present; Vice-President-Exploration, JKR, Sept. 2009 to July 2010; President/CEO, Nevada Gold Holdings Inc. (OTC-BB listed company), January 2009 to November 2009; President, Chief Geologist, Gold Run Inc., August 2006 to August 2008; Vice-President, Tone Resources Ltd. (TSX-V), June 2003 to March 2007
		Director since July 13, 2010 (date of completion of the Arrangement)	1,279,500 or 1.53%
Robert J. McLeod British Columbia, Canada Director	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd. (TSX-V – FMM), June 2003 to present	Initially appointed a Director on July 13, 2010 (date of completion of the Arrangement) Subsequently re-elected on June 28, 2011 (2)	Nil
Richard S. Silas British Columbia, Canada Director and Corporate Secretary
Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers; Secretary, Gold Standard, July 14, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010); former Secretary and director of Northern Star Mining Corp. (TSX-V – NSM), June 1999 to January 2011
		Director since April 2009	764,650 or 0.91%
Jamie Strauss London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	Director since September 5, 2012	Nil
William E. Threlkeld Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. since 2001	Director since March 17, 2011	Nil
Michael N. Waldkirch British Columbia, Canada Chief Financial Officer
Certified General Accountant since 1998, Chief Financial Officer, Gold Standard Ventures Corp., July 2010 to present; former Chief Financial Officer, Northern Star Mining Corp. (TSX-V – NSM), Oct. 2008 to January 2011
		N/A	767,750 or 0.92%

(1)
The approximate number and percentage of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each director or executive officer as of March 28, 2013. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(2)
Mr. McLeod was initially appointed as a director of the Company in connection with the completion of the Arrangement on July 13, 2010.  On March 17, 2011, Mr. McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company. Mr. McLeod was subsequently re-elected as a director of the Company at the Company’s annual general meeting held on June 28, 2011.

The members of the Company’s audit committee are Robert J. McLeod (Chair), William E. Threlkeld and David M. Cole.  See Item 20 “AUDIT COMMITTEE” below.

The Company has also appointed a compensation committee and a corporate governance committee whose members are also Robert J. McLeod, William E. Threlkeld and David M. Cole.

As of March 28, 2013, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 6,092,100 Common Shares representing 7.27% of the total issued and outstanding Common Shares of the Company.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

Jonathan T. Awde (age 35), President and Chief Executive Officer

Mr. Awde is the President and Chief Executive Officer of Gold Standard and is the person primarily responsible for the implementation and execution of the Company’s business plan and operations. Mr. Awde is also the key individual responsible for negotiating and acquiring the Company’s interests in the Railroad and CVN Projects.

Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at Wolverton Securities Inc.

David C. Mathewson (age 67), Vice-President, Exploration

Mr. Mathewson is an exploration and mining geologist with over 35 years of experience in mining and exploration, including more than 25 years in precious metals, primarily in Nevada.  In August 2008 Mr. Mathewson founded Nevada Gold Holdings Inc. (“Nevada Gold”), a gold exploration company listed for trading the OTC Bulletin Board, and acted as its President until September, 2009. Previous to founding Nevada Gold, Mr. Mathewson was the President and Chief Geologist of Gold Run Inc, a gold exploration company focused in north-central Nevada.  From March 2001 to January 2007 Mr. Mathewson acted as the Vice-President, Exploration and part time consulting geologist of Tone Resources Ltd. (TSX-V listed company) prior to its acquisition by US Gold in March 2007.  From April 1989 through March 2001, Mr. Mathewson worked for Newmont Mining Company in Nevada holding several senior positions including Regional Exploration Manager (1999 to March 2001), Regional Exploration Geologist/Regional Exploration Manager (1995 to 1999) and Senior Exploration Geologist (1992 to 1994).

Mr. Mathewson is a member of the Society of Mining Engineers USA (1979) and the Society of Economic Geologists (1985) and holds a Masters of Science in Geology from the University of Idaho (1972) and a Bachelors of Science in Geology from St. Lawrence University in Canton, New York (1967).

Michael N. Waldkirch (age 43), Chief Financial Officer

Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Certified General Accountant since 1998.  From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada.  Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Certified General Accountant, in Richmond, B.C.

Richard S. Silas (age 41), Corporate Secretary

Mr. Silas is the President of Universal Solutions Inc., a private company providing management and administrative services to TSXV listed companies, and has served as a director and/or officer of various other publicly traded companies over the past 15 years. Mr. Silas also holds a certificate (securities program) from Simon Fraser University in British Columbia.

David Cole (age 51), Director

Mr. Cole has over 27 years of mining and mineral exploration industry experience.  In December 2003, Mr. Cole founded Eurasian Minerals Inc. (“Eurasian Minerals”), as a public company. Under Mr. Cole’s direction as President and Chief Executive Officer, Eurasian Minerals has grown to a market capitalization of $100 million with over 100 exploration properties in 11 countries. Just after founding Eurasian, Mr. Cole co-founded Standard Uranium Corporation, a public uranium exploration and development company which was later sold to Energy Metals Corporation. Prior to founding Eurasian Minerals and Standard Uranium Corp., Mr. Cole worked for Newmont Mining Corporation (“Newmont”) where he held a number of management and senior geologic positions, gaining extensive global business and technical experience.  Mr. Cole's success as part of Newmont's exploration team includes contributions at the world class Carlin Trend (Nevada, USA), Yanacocha (Peru), and Minihasa (Indonesia) mines. Subsequently, he established and managed Newmont's exploration programs in Turkey.

Mr. Cole earned his Masters Degree from Colorado State University in 1991 and is a member of several professional organizations and local and international societies.

Robert J. McLeod (age 42), Director

Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Mr. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the TSXV, since June 2003.  He is also a director of various other publicly listed companies including Revolution Resources Corp. (TSX–RV), Vendetta Mining Corp. (TSXV–VDT) and Entourage Metals Ltd. (TSXV-EMT), and formerly Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004.  From 2000 to 2003 Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

Jamie Strauss (age 43), Director

Mr. Strauss is currently a director of a boutique mining finance firm, Strauss Partners, based in London, England and has worked as a stockbroker in the City of London for 25 years, specializing in the corporate resource arena, including a term as Managing Director of UK for BMO Capital Markets 2007-2009. He has raised capital for projects spanning the globe in both the energy and mineral world on behalf of leading institutions in North America, Australia and Europe and has been a committee member of the Association of Mining Analysts for the last four years.  Mr. Strauss is also a non-executive director of Wildhorse Energy Ltd. (AIM, ASX) and Altius Minerals Corporation (TSX) and, until recently, a director of Extorre Gold Mines Ltd. until it was taken over by Yamana Gold Inc. (TSX, NYSE, London)

William E. Threlkeld (age 57), Director

Mr. Threlkeld is a designee of FCMI Parent Co. (see Item 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”).  Since 2001, he has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Master of Science in Economic Geology from the University of Western Ontario.

None of the members of the Company’s management or key personnel has entered into a non-competition agreement with the Company. Each of Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch are bound by non-disclosure covenants in their respective consulting or employment agreements with the Company.

13.2           Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No director or executive officer of the Company is, or within the ten years prior to the date of this AIF, has been, a director, chief executive officer or chief financial officer of any other issuer that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

(a)	while that person was acting as a director, chief executive officer or chief financial officer; or
(b)	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or within the ten years prior to the date of this AIF has been, a director or executive officer of any other issuer that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Awde, Silas and Waldkirch are former directors and/or officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSXV.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010 Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Messrs. Silas and Waldkirch also resigned as directors and/or officers of Northern Star effective such date.

Penalties or Sanctions

No director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has, to the knowledge of the Company, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

13.3           Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company.  See ITEM 13.1 “DIRECTORS AND OFFICERS - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.  See also ITEM 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – CVN Project, Eureka County, Nevada” and ITEM 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” for a description of the interest held by David C. Mathewson, the Vice-President, Exploration and a director of the Company, in certain mineral claims comprising part of the CVN Project.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 14:  PROMOTER

Jonathan T. Awde is considered the promoter of the Company in that he took the initiative in founding and organizing the business of JKR. See Item 13 “DIRECTORS AND OFFICERS” above for a description of Mr. Awde’s business experience and educational background and details of the Common Shares of the Company held by Mr. Awde.

Pursuant to the Arrangement, Mr. Awde received a total of 4,610,000 Common Shares of the Company in exchange for 4,610,000 common shares of JKR.   Mr. Awde acquired his shares of JKR at various prices ranging from $0.01 per share to $0.35 per share during the period March 30, 2009 to October 14, 2009 for an aggregate purchase price of $200,100.

See also ITEM 16 “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS” below.

ITEM 15:  LEGAL PROCEEDINGS AND REGULATORY ACTIONS

15.1           Legal Proceedings

The Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings during the fiscal year ended December 31, 2012 and no such proceedings are known by the Company to be contemplated.

15.2           Regulatory Actions

There were no penalties or sanctions imposed against, or settlement agreements with any court or securities regulatory authority relating to securities legislation entered into by, the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company during the fiscal year ended December 31, 2012 that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 16:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company, save and except as follows:

1.
On July 13, 2010 the Company acquired, on a one share for one share basis pursuant to the Arrangement, 100% of the issued and outstanding shares in the capital stock of JKR from the shareholders of JKR including, but not limited to, Jonathan T. Awde, David C. Mathewson, Richard S. Silas and Michael N. Waldkirch in exchange for a total of 24,784,571 Common Shares of the Company as follows:

Name of JKR Shareholder	Number of Common Shares Received	Number of JKR Shares Exchanged	Aggregate Cost Base of JKR Shares
Jonathan T. Awde	4,610,000	4,610,000	$200,100.00
Kristin Awde (1)	800,000	800,000	$40,000.00
David C. Mathewson	670,000	670,000	$40,000.00
Richard S. Silas	650,000	650,000	$37,500.00
Michael N. Waldkirch	470,000	470,000	$40,000.00
Others	17,584,571	17,584,571	$3,999,750.00
TOTAL	24,784,571	24,784,571	$4,357,350.00

(1)           Kristin Awde is the wife of Jonathan T. Awde.

In conjunction with the closing of the Arrangement, Jonathan T. Awde and David C. Mathewson were appointed as directors and officers of the Company.  Richard S. Silas, who was the President and a director of the Company prior to the Arrangement, remained as a director and was appointed Secretary of the Company upon completion of the Arrangement.  Michael N. Waldkirch, the Company’s Chief Financial Officer prior to the Arrangement, remained as the Chief Financial Officer of the Company following completion of the Arrangement.

2.
631208 B.C. Ltd., a private company controlled by Jonathan T. Awde, currently receives a management fee of $220,000 per annum, plus discretionary bonus (2012 - $77,000), in consideration for providing management services to the Company. David C. Mathewson receives a salary of US$220,000 per annum, plus discretionary bonus (2012 – US$107,000), in his capacity as Vice-President, Exploration of the Company. Universal Solutions Inc., a private company controlled by Richard S. Silas, receives the sum of $134,000 per annum, plus discretionary bonus (2012 - $33,500), in consideration for providing general administrative services to the Company. Michael Waldkirch & Company Inc. and JBH Professional Services Inc., private companies controlled by Michael N. Waldkirch, receive the sum of $163,000 per annum, plus discretionary bonus (2012 - $40,750), in consideration for providing general accounting and financial management services to the Company.

3.
David M. Cole, Robert J. McLeod and Jamie Strauss, as non-executive directors of the Company, each receive annual directors’ fees of $24,000 ($2,000 per month) in consideration for their services as directors of the Company. William E. Threlkeld, who is FCMI Parent Co.’s nominee director on the Board (see paragraph 7 below), has voluntarily waived payment of such fee.

4.	Since the completion of the Arrangement on July 13, 2010, the Company has granted stock options to the directors and officers of the Company as follows:

Name	Position	Number of Options	Exercise Price	Expiry Date
Jonathan T. Awde	President, CEO and Director	300,000 225,000 150,000	$0.65 $0.71 $1.16	July 13, 2015 January 25, 2016 February 2, 2017
David C. Mathewson	Vice-President, Exploration and Director	300,000 100,000 100,000 50,000	$0.65 $0.71 $0.82 $1.16	July 13, 2015 January 25, 2016 October 6, 2015 February 2, 2017
Richard S. Silas	Secretary and Director	200,000 75,000 40,000	$0.65 $0.71 $1.16	July 13, 2015 January 25, 2016 February 2, 2017
Robert J. McLeod	Director	150,000 50,000 40,000	$0.65 $0.71 $1.16	July 13, 2015 January 25, 2016 February 2, 2017
William E. Threlkeld	Director	200,000 25,000	$1.27 $1.16	March 17, 2016 February 2, 2017
David M. Cole	Director	150,000	$1.82	March 29, 2017
Jamie Strauss	Director	150,000	$1.81	September 5, 2017
Michael N. Waldkirch	Chief Financial Officer	200,000 75,000 30,000 50,000	$0.65 $0.71 $1.26 $1.16	July 13, 2015 January 25, 2016 June 29, 2016 February 2, 2017
TOTAL		2,660,000

5.
David C. Mathewson, the Vice-President, Exploration and a director of the Company, is the beneficial owner of the 351 unpatented mining claims subject to the Mathewson Lease (as to 172 claims), the KM/IC Lease (as to 88 claims) and the KM/RC Lease (as to 91 claims) which form part of the CVN Project located in Eureka County, Nevada.  At the time JKR entered into the option to purchase agreement dated August 31, 2009 with Aurelio to acquire a 100% interest in and to CVN Project, Mr. Mathewson was at arm’s length to JKR. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties - CVN Project, Eureka County, Nevada” for details of the lease and royalty payments payable to Mr. Mathewson pursuant to the Mathewson, KM/IC and KM/RC Leases.

6.
In March, 2011, the Company granted Mr. Mathewson a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of US$500,000 per 0.5%.

7.
On March 3, 2011, FCMI Parent Co. (“FCMI”) acquired, by way of private placement, a total of 11,000,000 Common Shares in the capital stock of the Company at a price of $0.95 per share for a gross purchase price of $10,450,000. FCMI is a private company based in Toronto, Ontario and controlled by Albert D. Friedberg and members of his family. Under the terms of its subscription agreement and subject to FCMI beneficially owning not less than ten (10%) percent of the issued and outstanding Common Shares of the Company, FCMI had the right, which expired on March 3, 2013, to (a) nominate one member to the Company’s board of directors, and (b) participate, on a pro rata basis, in any future equity financing undertaken by the Company (excluding stock options granted pursuant to the Company’s stock option plan and then outstanding share purchase warrants). William E. Threlkeld is FCMI’s nominee on the Company’s board of directors.  As of March 28, 2013, FCMI owns and/or exercises control or direction over a total of 12,774,300 Common Shares or 15.24% of the issued and outstanding shares of the Company.

ITEM 17:  TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc. located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 18:  MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2012 or before such time that are still in effect are as follows:

1.
Diversified Lease dated effective August 1, 2010 between GSV US and Diversified with respect to the Camp Douglas Project. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Camp Douglas Project, Mineral County, Nevada”;

2.
Minerals Lease and Agreement dated April 5, 2011 between the Company and Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation, to lease four sections of land totalling 2,560 acres comprising part of the Railroad Project in Elko County, Nevada. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – Railroad Project – Elko County, Nevada - Minerals Lease and Agreement with Newmont Mining Corporation”.

3.
Shareholder rights plan agreement dated June 1, 2011 between the Company and Computershare Trust Company of Canada, as rights agent, with respect to the Company’s Rights Plan. See Item 10 “DESCRIPTION OF CAPITAL STRUCTURE”.

4.
Underwriting agreement dated June 22, 2012 between the Company and Dahlman Rose & Company, LLC, as representative of the Underwriters named therein, with respect to the Company’s short form prospectus offering of 10,000,000 Common Shares at a price of US$2.00 for gross proceeds of US$20,000,000 completed on June 27, 2012. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Recent Financings”.

5.
Pereira Lease dated on or about November 9, 2012 between the Company and Pereira Family, LLC with respect to various percentage holdings in the South Railroad Project in Elko County, Nevada. See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Properties – South Railroad Project, Elko County, Nevada”.

ITEM 19:  INTERESTS OF EXPERTS

19.1           Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2012 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited financial statements of the Company for the years ended December 31, 2012 and December 31, 2011
Ernest L. Hunsaker III, CPG 8137	Amended and Restated Railroad Report on the Railroad Project dated effective February 15, 2012 (as amended and restated April 18, 2012)
David R. Shaddrick, M.Sc., CPG, P.Geo	Technical Report on the Railroad Project, Elko County, Nevada USA dated May 29, 2012
Steven R. Koehler, CPG 10216
Certain scientific and technical disclosure regarding the 2012 drilling program on the Railroad Project on pages 23 to 29 of this AIF under Item 7 “MATERIAL MINERAL PROJECT – Railroad Project, Elko County, Nevada – Balance of 2012 Drill Program”

19.2           Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in Item 19.1 “Names of Experts” above, or currently hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than Steven R. Koehler, the Company’s Manager of Projects, who holds a stock option to purchase up to 150,000 Common Shares of the Company at a price of $1.16 per share on or before February 2, 2017.

ITEM 20:  AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

1.           The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

2.           Composition of Audit Committee

The audit committee is comprised of three directors, being Robert J. McLeod (Chair), William E. Threlkeld and David M. Cole. All three members of the audit committee are considered “independent” as that term is defined in applicable securities legislation.

In addition, each member has the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and is therefore considered “financially literate”.

3.           Relevant Education and Experience

All of the audit Committee members are businessmen with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Robert J. McLeod has been the Chief Executive Officer, Vice-President, Operations and a director of Full Metal Minerals Corp., a junior exploration company listed on the Exchange, since June 2003.  He is also a director of various other publicly listed companies including Revolution Resources Corp. (TSX–RV), Vendetta Mining Corp. (TSXV–VDT)_and Entourage Metals Ltd. (TSXV-EMT), and a former Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004. From 2000 to 2003 Mr. McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000. Mr. McLeod is professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

William E. Threlkeld is a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments.  From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld holds a Master of Science in Economic Geology from the University of Western Ontario.

David M. Cole is the President, Chief Executive Officer and founder of Eurasian Minerals Inc. (“Eurasian Minerals”), as a public company listed on the TSXV and NYSE-MKT with a market capitalization in excess of $100 million and over 100 exploration properties in 11 countries. Just after founding Eurasian, Mr. Cole co-founded Standard Uranium Corporation, a public uranium exploration and development company which was later sold to Energy Metals Corporation. Prior to founding Eurasian Minerals and Standard Uranium Corp., Mr. Cole worked for Newmont Mining Corporation (“Newmont”) where he held a number of management and senior geologic positions, gaining extensive global business and technical experience. Mr. Cole earned his Masters Degree from Colorado State University in 1991 and is a member of several professional organizations and local and international societies.

4.           Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2012, the Company has not relied on the exemptions contained in sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offeirngs), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

5.           Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s financial year ended December 31, 2012, the Company has not relied on the exemptions contained in subsections 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

6.           Reliance on Section 3.8

Since the commencement of the Company’s financial year ended December 31, 2012, the Company has not relied on the exemption contained in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

7.           Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2012, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

8.           Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by the Company’s external auditor must be pre-approved and monitored by the audit committee. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board, and where applicable the audit committee, on a case-by-case basis.

9.           External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor, Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2012	$40,000 (1)	$Nil (1)	$Nil (1)	$61,710 (1) (2)
December 31, 2011	$51,000	Nil	Nil	$24,200 (3)

(1)	Estimate only.

(2)
Review of quarterly filings and documents related to the Company’s short form prospectus offering completed on June 27, 2012.  See Item 5 “GENERAL DEVELOPMENT OF THE BUSINESS – Three Year History – Recent Financings”.

(3)
Review of first quarter financial statements for IFRS conversion and audit of US GAAP reconciliations for the fiscal years ended December 31, 2010 and 2009 in connection with the Company’s U.S. Form 20-F registration statement.

ITEM 21:  ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated May 9, 2012 for its 2012 annual meeting of shareholders held on June 13, 2012. Additional financial information is provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2012.

Schedule “A”

AUDIT COMMITTEE CHARTER

PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the “Committee”) of the board of directors (the “Board”) of the Company is to provide an open avenue of communication between management, the Company’s external auditor and the Board and to assist the Board in its oversight of:

•	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices;

•	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

•	the independence and performance of the Company’s external auditor.

The Committee shall also perform any other activities consistent with this Charter, the Company’s articles and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of a minimum of three directors who are appointed and may be removed by the Board in its discretion. The members of the Committee shall elect a Chairman from among their number. A majority of the members of the Committee must not be officers or employees of the Company or of an affiliate of the Company. The quorum for a meeting of the Committee is a majority of the members who are not officers or employees of the Company or of an affiliate of the Company. With the exception of the foregoing quorum requirement, the Committee may determine its own procedures.

The Committee’s role is one of oversight. Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Committee is responsible for recommending to the Board the external auditor to be nominated for the purpose of auditing the Company’s financial statements, preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and for reviewing and recommending the compensation of the external auditor. The Committee is also directly responsible for the evaluation of and oversight of the work of the external auditor including the resolution of any disagreements between management and the external auditor regarding financial reporting. The external auditor shall report directly to the Committee. The Committee is also entitled to engage independent counsel and other advisers in the performance of its duties and to set and pay the compensation for such counsel or advisers.

-i-

AUTHORITY AND RESPONSIBILITIES

In addition to the foregoing, in performing its oversight responsibilities the Committee shall:

1.	Monitor the adequacy of this Charter and recommend any changes to the Board from time to time.

2.	Review the appointments of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

3.	Review with management and the external auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes.

4.
Review with management and the external auditor the annual financial statements and related documents and review with management the unaudited quarterly financial statements and related documents, prior to filing or distribution, including matters required to be reviewed under applicable legal or regulatory requirements.

5.
Where appropriate and prior to release, review with management the Company’s financial statements, MD&A and any news releases that disclose annual or interim financial results or contain other significant financial information that has not previously been released to the public.

6.
Review the Company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

7.
Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Company, including consideration of the external auditor’s judgment about the quality and appropriateness of the Company’s accounting policies. This review may include discussions with the external auditor without the presence of management.

8.	Review with management and the external auditor significant related party transactions and potential conflicts of interest.

9.	Pre-approve and monitor all non-audit services to be provided to the Company by the external auditor.

10.
Monitor the independence of the external auditor by reviewing all relationships between the external auditor and the Company including reviewing and approving the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s current and formal external auditors.

11.	Establish and review the Company’s procedures for the:

(a)	receipt, retention and treatment of complaints regarding accounting, financial disclosure, internal controls or auditing matters; and

(b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters.

12.
Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties, and to set and pay the compensation of such advisors at the expense of the Company.

13.
Perform such other functions and exercise such other powers as are prescribed from time to time for the audit committee of a reporting company in Parts 2 and 4 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators, the Business Corporations Act (British Columbia) and the articles of the Company.

-ii-